UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Vivosens Inc. dba Vivoo (dba pending before the State of California)

Legal status of issuer

> **Form**
> C-Corporation

> **Jurisdiction of Incorporation/Organization**
> Delaware

> **Date of organization**
> September 19, 2017

Physical address of issuer
44 Tehama Street, San Francisco, CA, US

Website of issuer
http://www.vivoo.io

Name of intermediary through which the offering will be conducted
OpenDeal Portal LLC dba "Republic"

CIK number of intermediary
0001751525

SEC file number of intermediary
007-00167

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
6% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a Security-compensation equal to 2% of the total number of Securities sold in the Offering.

Type of security offered
Series Seed Preferred Stock-1

Target number of Securities to be offered
67,513

Price (or method for determining price)
$0.3703 per share of Series Seed Preferred Stock-1

Target offering amount
$25,000.00

Oversubscriptions accepted:
 Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$500,000.00

Deadline to reach the target offering amount
April 30, 2020

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end (2018)	Prior fiscal year-end (2017)
Total Assets	$28,725	$96,163
Cash & Cash Equivalents	$28,725	$96,163
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$210,000	$120,000
Revenues/Sales	$351.54	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(157,438)	$(23,837)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Miray Tayfun
_____
(Signature)

Miray Tayfun
_____
(Name)

CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Miray Tayfun
_____
(Signature)

Miray Tayfun
_____
(Name)

Director
_____
(Title)

January 14, 2020
_____
(Date)

/s/ Gozde Buyukacaroglu
_____
(Signature)

Gozde Buyukacaroglu
_____
(Name)

Director
_____
(Title)

January 14, 2020
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

EXHIBIT A: Offering Memorandum
EXHIBIT B: Disclaimers
EXHIBIT C: Financials
EXHIBIT D: Offering Page
EXHIBIT E: Form of Security
EXHIBIT F: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)

January 14, 2020

Vivosens Inc.



Up to $500,000.00 of Series Seed Preferred Stock-1

Vivosens Inc. ("Vivoo", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $500,000.00 worth of Series Seed Preferred Stock-1 of the Company (the "**Securities**"). Investors of Securities are sometimes referred to herein as "Investors". The minimum target offering is $25,000.00 (the "**Target Amount**"). The Company intends to raise at least the Target Offering amount and up to $500,000.00 from Investors in the offering of Securities described in this Form C (this **"Offering"**). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000.00 by April 30, 2020 ("**Offering Deadline**"). Unless the Company raises at least the Target Amount under the Regulation CF Offering by the Offering Deadline no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by a Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at http://www.vivoo.io.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.republic co/vivoo

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Vivosens Inc. is a Delaware corporation, incorporated on September 19, 2017.

The Company is located at 44 Tehama Street, San Francisco, CA, US.

The Company's website is http://www.vivoo.io.

The Company currently conducts business in the United States, Europe, and the United Arab Emirates.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/vivoo and is attached as Exhibit D to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of units of Series Seed Preferred Stock-1 being offered	$25,000.00
Total units of Series Seed Preferred Stock-1 (outstanding after Offering (if minimum amount reached)	67,513[*]
Maximum amount of shares of Series Seed Preferred Stock-1 being offered	1,350,256
Total shares of Series Seed Preferred Stock-1 outstanding after Offering (if maximum amount reached)	1,350,256[*]
Purchase price per Security	0.3703[+]
Minimum investment amount per investor	$99.98
Offering deadline	April 30, 2020
Use of proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 24.

[*]The total number of Series Seed Preferred Stock-1 outstanding is subject to increase in an amount equal to the Intermediary's fee of 2% of the Securities issued in this Offering.

+ Subject to adjustment in the Company's sole discretion.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$99.98	$5.99	$93.99
Aggregate Target Offering Amount	$25,000.00	$ 1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$500,000.00	$30,000.00	$470,000.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company is still in an early phase and is just beginning to implement its business plan. There can be no assurance that it will ever operate profitably. The likelihood of its success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by companies in their early stages of development. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's business plan.
In order to achieve the Company's long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and it's financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The product and services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of customer and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that customer and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The Company has the right to limit individual Investors commitment amount based on the Company's determination of an Investor's sophistication.
The Company may prevent Investors from committing more than a certain amount to this Offering based on the Company's belief of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation Crowdfunding rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

We rely on other companies to provide components and services for our products.
We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations.

We rely on various intellectual property rights, including patents trademarks, in order to operate our business.
The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected.

The use of individually identifiable data by our business is highly regulated at the state, federal and international levels.
The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no long be viable. Costs associated with

information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks. If any compromise of our security or the securing of information residing with our business were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could us to additional legal risks.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

Compliance with the criteria for securing exemptions under federal securities laws and the securities laws of the various states is extremely complex, especially in respect of those exemptions affording flexibility and the elimination of trading restrictions in respect of securities received in exempt transactions and subsequently disposed of without registration under the Securities Act or state securities laws.

The Company's management may have broad discretion in how the Company uses the net proceeds of an offering.
Unless the Company has agreed to a specific use of the proceeds from an offering, the Company's management will have considerable discretion over the use of proceeds from their offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 21-calendary days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

Investors will be required to purchase the Securities using custodial accounts managed by Prime Trust, which may reduce a Investor's ability to trade or otherwise liquidate their position without incurring a fee.
In order to better manage its cap table, the Company has elected to exclusively accept investment commitments in the Offering through custodial accounts managed by the escrow agent, Prime Trust, LLC. Therefore, to make an

investment commitment, a prospective Investor <u>must</u> make a custodial account with Prime Trust and subscribe to the Offering in a manner that appoints Prime Trust, LLC as their custodian. While Investors will be able to receive a full refund if their consideration if they cancel their investment commitment, if the Investor wishes to transfer a purchased Security out of the Prime Trust custodial account, they may incur a fee.

Risks Related to the Securities

The shares of Series Seed Preferred Stock-1 will not be freely tradable.
The shares of Series Seed Preferred Stock-1 have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Investor's representations as expressed herein. The shares of Series Seed Preferred Stock-1 are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Investor must hold the shares of Series Seed Preferred Stock-1 for a one-year holding period unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances.. The Company has no obligation to register or qualify the shares of Series Seed Preferred Stock-1, or the Common Stock into which it may be converted, for resale. If an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Series Seed Preferred Stock-1, and on requirements relating to the Company which are outside of the Investor's control, and which the Company is under no obligation and may not be able to satisfy.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.
Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In exchange for each individual Investor's commitment, Investors will receive a beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement, not Series Seed Preferred Stock.
The beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement does not entitle Investors, excluding Prime Trust as the custodian and trustee, to any voting, information or inspection rights with respect to the Company, aside from any disclosure the Company is required to make under relevant securities regulations, nor are Investors entitled to exchange the beneficial interest for Series Seed Preferred Stock. Prime Trust as the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Series Seed Preferred Stock Investment Agreement in its sole and absolute discretion. Investors should carefully review the Subscription Agreement for Omnibus Series Seed Preferred Stock Investment Agreement to understand the risks inherent in this investment vehicle.

Shares of Series Seed Preferred Stock-1 may be significantly diluted as a consequence of subsequent financings.
Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the Investor. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the Investor's Company securities.

There is no present market for the Securities and we have arbitrarily set the price.
The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Vivoo is a wellness app that guides users to a healthier lifestyle with real-time personalized advice based on their urine data. It also helps users to track their body parameters such as hydration, pH, immunity, ketones and much more.

Business Plan

The Company currently provides its products and services direct-to-consumer, targeting primarily health conscience millennials. The Company is also working to establish relationships with corporate wellness partners.

The Company's Products and/or Services

Product / Service	Description	Current Market
Wellness application with personalized services	Vivoo is a wellness app that guides users to a healthier lifestyle with real-time personalized advice based on their urine data. It also helps users to track their body parameters such as hydration, pH, immunity, ketones and much more.	The Company currently provides its products and services direct-to-consumer, targeting primarily health conscience millennials. The Company is also working to establish relationships with corporate wellness partners.

Competition

Vivoo is the first wellness application that communicates with your body data through our at-home urine test and guides you to make better decisions based on your body's needs. Vivoo is currently the only product in the market that provides this service in this unique way for end-users.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Based on the Company's current model, our key competitors include Habit, Fitbit, Healthy.io, Lumen, MyFitnessPal, and Scanwell. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our customer base is comprised of a diverse group of health-conscious individuals and corporate wellness partners. We are currently providing service to approximately 6000 individuals globally with our wellness application.

Supply Chain

We obtain our parts and packaging through different sources, none of which we are dependent upon. We have spent much time researching our supply chain and are prepared for any shortages or forcible changes due to price increase or negative shifts in quality.

Intellectual Property

The Company owns the general rights to usage of the business name Vivosens Inc., as well as general intellectual property related to urine test mobile detection and personalized nutrition guidance based on urine data.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/Organization
PCT/TR2018/050233 **PCT/TR2018/ 050233**	Provisional Patent	- Image processing system - Urine test design - Personalized advice-giving algorithm	PCT was filed on May 15, 2018	World Intellectual Property Organization

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
88579627	Goods Mark	26.05.21 - Triangles that are completely or partially shaded 26.05.28 - Miscellaneous designs with overall triangular shape 26.05.28 - Triangular shape (miscellaneous overall shape	August 15, 2019	Pending	U.S. Patent & Trademark Office

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened against, the Company.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% of Target Proceeds Raised	Amount if Target Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,5000.00	6.00%	$30,000.00
COGS	20.00%	$5,000.00	20.00%	$100,000.00
Sales/Marketing	40.00%	$10,000.00	30.00%	$150,000.00
Payroll	34.00%	$8,500.00	25.00%	$125,000.00
General & Administrative	0.00%	$0.00	9.00%	$45,000.00
R&D	0.00%	$0.00	10.00%	50,000.00.
Total	**100.00%**	**$25,000.00**	**100.00%**	**$500,000.00**

The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Miray Tayfun	CEO, Director Start Date: September 27, 2017 to current	As CEO, primarily responsible for managing the operations, business development, and finances of the Company.	Stanford University, GTM, B.Sc. Bioengineering, Yildiz Technical University
Gozde Buyukacaroglu	COO, Director Start Date: September 29, 2017 to current	As COO, primarily responsible for managing product development and the business operations of the Company.	B.Sc, Environmental Engineering, Istanbul Technical University
George Radman	CFO, Treasurer Start Date: January 18, 2019 - current	As CFO, primarily responsible for managing the financial actions of the Company.	Stanford University, GTM Ms. IT (IT Security), Deakin University. B.Laws, Victoria University

| Ali Atasever | CTO | Primarily responsible for overseeing the Company's technology and relevant policy. | B.Sc. Physics, Ms. Mathematics, Bogazici University |

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently employs 8 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock (Restricted)
Amount outstanding/Face Value	13,338,298 (on fully diluted basis)
Voting Rights	One vote per share of Common Stock
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors may decide at some point in the future to issue additional Common Stock, which may dilute the value of the Series Seed Preferred Stock-1.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	65.8% (on a fully diluted basis)

Type of security	Series Seed Preferred Stock (Restricted) (includes Series Seed-1*, Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7)
Amount outstanding/Face Value	6,918,257 (on a fully diluted basis)
Voting Rights	Holders may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock are convertible, as provided for in the Restated Certificate of Incorporation
Anti-Dilution Rights	Major Investors have pro rata rights
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	34.2% (on a fully diluted basis)

* With the exception of 1,350,437 shares of Series Seed-1 Preferred Stock, which the Company has authorized and reserved for this Offering, all other shares have been issued and are outstanding.

The Company currently has no debt outstanding.

Ownership
A majority of the Company is owned by Miray Tayfun.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security	Percentage ownership

	held	
Miray Tayfun	5,700,000 shares of Common Stock*	38%

* These shares are subject to vesting pursuant to a Restricted Stock Purchase Agreement. Please refer to the Subscription Agreement for Omnibus Series Seed Preferred Stock Investment Agreement, Disclosure Schedule, Section 2.2c (Exhibit D).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit C.

Operations
Vivosens Inc. (**"the Company"**) was incorporated on September 19, 2017 under the laws of the State of Delaware, and is headquartered in San Francisco, CA. The Company produces a wellness application that communicates with your body data through an at-home urine test and guides you to make better decisions based on your body's needs. Vivoo is currently the only product in the market that provides this service in this unique way for end-users.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents.

As of December 31, 2019, the Company had an aggregate of $988,529.45 in cash and cash equivalents.

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 20,256,555 shares of common stock, par value $0.0000100 per share, of which 10,300,298 common shares are outstanding; and (ii) 6,918,257 shares of Preferred Stock, par value $.0000100 per share, of which 6,918,527 are outstanding and 3,038,000 have been reserved for an option pool.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy.

The Company has sufficient liquid assets to continue operations for the next 12 months if the Offering fails. Assuming the target offering is met, the Company anticipates, based on current projections and assumptions, that it will have sufficient liquid assets to operate for 16 months.

Capital Expenditures and Other Obligations
The Company plans to use a portion of the proceeds to automate production.

Valuation
The Company was previously ascribed a pre-money valuation of $6,000,000 ($7,500,000 post-money).

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	$10,100	10,100,00	General Corporate Purposes	September 19, 2017	Rule 701
KISS*	$120,000	N/A	General Corporate Purposes	November 7, 2017	Section 4(a)(2) - Reg D 506(b)
SAFE (1)*	$90,000	N/A	General Corporate Purposes	April 24, 2018	Section 4(a)(2) - Reg D 506(b)
SAFE (2)*	$155,000	N/A	General Corporate Purposes	January 23, 2019	Section 4(a)(2) - Reg D 506(b)
Convertible Note*	$200,000	N/A	General Corporate Purposes	January 25, 2019	Section 4(a)(2) - Reg D 506(b)
Series Seed Preferred Stock (includes Series Seed-1, Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7)	$1,595,556	8,605,820	General Corporate Purposes	December 19, 2019	Section 4(2)
Common Stock (2)	N/A	800,298	General Corporate Purposes	December 20, 2019	Section 4(2)

* These securities converted into Series Seed Preferred Stock (Series Seed-1 (excluding 2,700,875 shares issued to Draper Associates V, L.P and Draper Associates Partners V, LLC), Series Seed-2, Series Seed-3, Series Seed-4, Series Seed-5, Series Seed-6, Series Seed-7) in December 2019.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 500,000.00 of The Securities for up to $500,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "**Target Amount**"). The Company must receive commitments from investors in an amount totaling the Target Amount by April 30, 2020 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Target Amount up to $500,000.00.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a At the Company's discretion.

In order to purchase the Securities Investors must establish a custodial account with Prime Trust, LLC, the escrow agent servicing the Offering. Once created, you can make a commitment to purchase by completing the relevant subscription process hosted to the Intermediaries platform. <u>The Company will not accept investment commitments not made from a custodial account held by Prime Trust LLC in order to ensure the Company can effectively track investors, make disbursements to such investors and effectively exchange the Securities for other securities of the Company if necessary under the terms of this Form C and the Securities.</u>

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Investor funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Investors when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Investors. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Investor does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Investor will receive the Securities in exchange for his or her investment. Any Investor funds received after the initial closing will be released to the Company upon a subsequent closing and the Investor will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event two-times the Minimum Amount is reached prior to the April 30, 2020 (or such earlier time the Company designates pursuant to Reg. CF Rule 304(b) ("**Offering Deadline**")), the Company may conduct the first of multiple closings of the Offering early, provided all investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the new offering deadline to cancel their investment commitment. In the event the Company does conduct one of multiple closes, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a close if there will be more than twenty-one (21) days remaining before the Offering Deadline.

The Company may only conduct another close before the Offering Deadline if: (i) the amount of investment commitments made exceeds two times the amount committed at the time of the last close and at the time of the next close; and (ii) more than twenty-one (21) days remain before the Offering Deadline.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Investor's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Investor may invest in the Offering is $99.98.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Omnibus Series Seed Preferred Stock Investment Agreement in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 20,256,555 shares of Common Stock, par value $0.0000100 per share, of which 10,300,298 common shares are outstanding; and (ii) 6,918,257 shares of Preferred Stock, par value $.0000100 per share, of which 6,918,527 are outstanding and 3,038,000 have been reserved for an option pool.

Series Seed Preferred Stock-1

Is a series of the Company's Preferred Stock.

Dividends

The Securities do not entitle the Investors to any dividends.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, followed by all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Voting and Control

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of the stockholders of the Corporation (or by written consent of stockholders in lieu of meeting, each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such

investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company's board of directors has reviewed all material transactions in an effort to ensure each is in the best interest of the Company; as a result, the Company does not believe it has engaged in any transaction or relationship that would give rise to an unacceptable conflict of interest.

From time to time, the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.
The Company has entered into customary agreements with Related Persons, such as Intellectual Property Assignments, Subscription Agreements, and Incentive Stock Option Agreements. Additionally, the Company chose to redeem 600,000 shares of Common Stock from Miray Tayfun in December 2019 pursuant to a previously approved Shares Transfer Agreement. Further, pursuant to the same Shares Transfer Agreement, the Company purchased all the equity of Vivosens Biyoteknoloji Arge Sanayi Ve Ticaret Limited Sirkati, a Turkish limited company, which was entirely owned by Miray Tayfun, for an aggregate price of $10,000 Turkish Lira.

EXHIBIT B
Disclaimers

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC (THE "***ESCROW AGENT***") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

EXHIBIT C
Financials

VIVOSENS INC.
INDEPENDENT
ACCOUNTANTS REVIEW
REPORT AND
FINANCIAL STATEMENTS
FOR THE YEARS ENDING
DECEMBER 31, 2017, AND
2018

TABLE OF CONTENTS

CERTIFIED PUBLIC ACCOUNTANT

2623 Ashfield Ct
St. Augustine, FL 32902
PH: (888) 390-6282
JaJuan@mycfobenefits.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Vivosens Inc

Report on the Financial Statements

I have reviewed the accompanying financial statements of Vivosens Inc. which comprise the balance sheet, as of December 31, 2017 and 2018 and the related Statement of Operations, for the years January 1, 2017 thru December 31, 2017, January 1, 2018 thru December 31, 2018, changes in stock holders equity, and statements of cash flow for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

JaJuan Williams, CPA

JaJuan Williams, CPA
Indiana #CP11900309

December 02, 2019

Vivosens Inc.
BALANCE SHEET
As of December 31, 2017
(Unaudited)

	$
ASSETS	
Current Assets:	
Cash and cash equivalents	96,163
Total Current Assets	96,163
TOTAL ASSETS	**96,163**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current Liabilities:	
Accounts payable	-
Accrued expenses	-
Total Current Liabilities	-
Long Term Liabilities:	
Convertible Bonds	120,000
Total Long Term Liabilities	120,000
TOTAL LIABILITIES	120,000
Stockholders' Equity:	
Authorized Share Capital	10,000,000
Share Capital	-
Additional paid in capital	-
Retained earnings	(23,837)
Total Stockholders' Equity	(23,837)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**96,163**

Vivosens Inc.
STATEMENT OF OPERATIONS
For the Period from September 1, 2017 through December 31, 2017
(Unaudited)

	$
Revenues	-
Cost of revenues	-
Gross Profit (Loss)	-
Operating Expenses:	
Bank Charges & Fees	62
Contractors	7,800
Office Supplies & Software	2,925
Reimbursable Expenses	12,000
Rent & Lease	1,050
Total Operating Expenses	23,837
Operating Income (Loss)	(23,837)
Provision for Income Taxes	-
Net Loss	(23,837)

Vivosens Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the Period from September 1, 2017 through December 31, 2017
(Unaudited)

	Common Stock - Shares	Common Stock - Value ($)	Subscription Receivables ($)	Additional Paid in Capital ($)	Accumulated Gain/ (Deficit) ($)	Total Stockholders' Equity ($)
Authorized Share Capital						
Balance as of September 1, 2017(Inception)	-	-	-	-	-	-
Sale of common stock	-	-				-
Net Income (Loss)					(23,837)	(23,837)
Balance as of December 31, 2017	**-**	**-**	**-**	**-**	**(23,837)**	**(23,837)**

Vivosens Inc.
STATEMENT OF CASH FLOWS
For the Period from September 1, 2017 through December 31, 2017
(Unaudited)

	$
Cash Flows From Operating Activities	
Net Loss	(23,837)
Add back:	
Depreciation	-
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in patent and trademarks	-
(Decrease) Increase in accrued expenses	-
Net Cash Used In Operating Activities	(23,837)
Cash Flows From Investing Activities	
Purchase of property and equipment	-
Net Cash Used In Investing Activities	-
Cash Flows From Financing Activities	
Advances from founder and related parties	-
Capital contributions	-
Convertible Bonds	120,000
Net Cash Provided By Financing Activities	120,000
Net Change In Cash and Cash Equivalents	96,163
Cash and Cash Equivalents at Beginning of Period	-
Cash and Cash Equivalents at End of Period	**96,163**

Vivosens Inc.
STATEMENT OF OPERATIONS
For the Period from September 19, 2017 through December 31, 2017
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS:

Vivosens Inc. (which may be referred to as the "Company," "we," "us," or "our") is a direct-to-consumer service that guides users to make healthier choices with personalized nutrition and lifestyle advice based on weekly home urine tests.

In the first year of inception 2017, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2017, the Company has found investor and working capital is managed from this fund. As the 1st year of operations, company has not made any revenue from sales and is likely to incur losses in the next year also. During the next 12 months, the Company intends to fund its operations with funding from investors and issuance of convertible notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on September 19, 2017 in the State of Delaware. The Company is headquartered in San Francisco, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, the Company had more than 96,163 cash in hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017, the Company did not have any outstanding accounts receivable.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2017 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2017, the Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

The company has not issued any share as of December 31, 2017.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan

In September 2017, the Company adopted a 2017 equity incentive plan ("2017 Plan") which permits the grant or option of shares to its owners and key employees for up to 10,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over two years.

As of December 31, 2017, the Company had offered to issue options to purchase 10,000,000 shares of the Company's common stock at a fair value as of the date of grant.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds through an investor's campaign and the issuance of convertible notes (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS

Issuance of Convertible Notes

In November 2017, the Company issued $120,000 of 10% convertible notes (the "Notes") due. The Notes are unsecured. The conversion of Notes are due with upon the closing of the Next Equity Financing, and they will be automatically converted into that number of Conversion Shares equal to the quotient obtained by dividing the Purchase Price by the Conversion Price.

The conversion price is either the lessor of the price per share of Stock received by the Company in a Qualified Financing or the quotient resulting from dividing $1,200,000 by the number of outstanding shares of common stock of the Company immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options or warrants. The convertible notes are recorded as a liability until conversion occurs.

Issuance of Common Stock

During 2017, no common stock is issued.

Management's Evaluation

Management has evaluated subsequent events through April 5, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Vivosens Inc.
BALANCE SHEET
As of December 31, 2018
(Unaudited)

	$
ASSETS	
Current Assets:	
Cash and cash equivalents	28,725
Total Current Assets	28,725
TOTAL ASSETS	**28,725**
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Current Liabilities:	
Accounts payable	-
Accrued expenses	-
Total Current Liabilities	-
Long Term Liabilities:	
Convertible Bonds	120,000
SAFE	90,000
Total Long Term Liabilities	210,000
TOTAL LIABILITIES	210,000
Stockholders' Equity:	
Authorized Share Capital	10,000,000
Share Capital	-
Additional paid in capital	-
Retained earnings	(181,275)
Total Stockholders' Equity	(181,275)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**28,725**


Vivosens Inc.

STATEMENT OF OPERATIONS

For the year ended December 31, 2018

(Unaudited)


	$
Revenues	351.54
Cost of revenues	-
Gross Profit (Loss)	351.54
Operating Expenses:	
Advertising & marketing	5,000
Bank Charges & Fees	624
Contractors	33,500
Meal & Entertainment	22,000
Office Supplies & Software	76,650
Reimbursable Expenses	8,200
Rent & Lease	9,816
Travel	2,000
Total Operating Expenses	157,790
Operating Income (Loss)	(157,438)
Provision for Income Taxes	-
Net Loss	**(157,438)**

Vivosens Inc.
STATEMENT OF STOCKHOLDERS' EQUITY
For the year ended December 31, 2018
(Unaudited)

	Common Stock · Shares	Common Stock · Value ($)	Subscription Receivables ($)	Additional Paid in Capital ($)	Accumulated Gain/ (Deficit) ($)	Total Stockholders' Equity ($)
Balance as of December 31, 2017	-	-	-		(23,837)	(23,837)
Sale of common stock	-	-				-
Net Income (Loss)					(157,438)	(157,438)
Balance as of December 31, 2018	**-**	**-**	**-**	**-**	**(181,275)**	**(181,275)**


Vivosens Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018
(Unaudited)


	$
Cash Flows From Operating Activities	
Net Loss	(157,438)
Add back:	
Depreciation	-
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in operating assets and liabilities:	
(Increase) Decrease in patent and trademarks	-
(Decrease) Increase in accrued expenses	-
Net Cash Used In Operating Activities	(157,438)
Cash Flows From Investing Activities	
Purchase of property and equipment	-
Net Cash Used In Investing Activities	-
Cash Flows From Financing Activities	
Advances from founder and related parties	-
Capital contributions	-
Convertible Bonds	-
SAFE	90,000
Net Cash Provided By Financing Activities	90,000
Net Change In Cash and Cash Equivalents	(67,438)
Cash and Cash Equivalents at Beginning of Period	96,163
Cash and Cash Equivalents at End of Period	**28,725**

Vivosens Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2018
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS:

Vivosens Inc. (which may be referred to as the "Company," "we," "us," or "our") is a direct-to-consumer service that guides users to make healthier choices with personalized nutrition and lifestyle advice based on weekly home urine tests.

In the year 2018, the Company has relied on advances from founders and raising capital to fund its operations. As of December 31, 2018, the Company has found more investors and working capital is managed from this fund. As the 2st year of operations, company has not made any significant revenue from sales and is likely to incur losses in the next year also. During the next 12 months, the Company intends to fund its operations with funding from investors and issuance of convertible notes and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on September 19, 2017 in the State of Delaware. The Company is headquartered in San Francisco, California.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018, the Company had more than 28,725 cash in hand.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2018, the Company did not have any outstanding accounts receivable.

Property and equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2018.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from Inception through December 31, 2018 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2018, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a C Corporation. Since the Company had no operations prior to 2017, the Company has not yet filed any Federal or state tax returns.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – STOCKHOLDERS' EQUITY

The company has not issued any share as of December 31, 2018.

NOTE 6 – STOCK BASED COMPENSATION

Stock Option Plan

In September 2017, the Company adopted a 2017 equity incentive plan ("2017 Plan") which permits the grant or option of shares to its owners and key employees for up to 10,000,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date. Stock awards generally vest over two years.

As of December 31, 2018, the Company had offered to issue options to purchase 10,000,000 shares of the Company's common stock at a fair value as of the date of grant.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds through an investor's campaign and the issuance of convertible notes (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - ISSUANCE OF BONDS & SHARES

Issuance of Convertible Notes

In the year 2018, the Company issued $90,000 of SAFE (simple agreement for future equity). The maturity of SAFE will be in the event of change of control or an Initial Public Offering. As of 2018, none of these events have occurred.

Issuance of Common Stock

During 2018, no common stock is issued.

NOTE 9 - SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through March 25, 2019, the date the financial statements were available to be issued. Based on this evaluation, the below material event was identified which require disclosure in the financial statements.

Equity stocks are issued to the 4 founders & 1 investor of company have exercised their option to purchase shares of company with a value of $10 million.

EXHIBIT D
Offering Page found on Intermediary's Portal.





Company Name	Vivoo

Logo



Headline   Personal wellness advice through at-home urine sample analysis

Cover photo



Hero Image	

Tags	Health, Apps, Female Founders, Science

Pitch text

Summary

- Offering Series Seed Preferred 1 Shares @ a $7.5M valuation post-money
- 30K strips distrubuted to date
- 10K+ community, 6K unique users & 500+ paying subscribers
- $1.5M raised to date
- 30% MoM growth in users since launch
- 100 affiliates including Bayer Pharma, and 50+ gyms
- Tapping into a $122B+ mobile health market

Problem

Wellness solutions aren't personal

Personalized wellness is a big deal for many people. After all, each body is unique and has different considerations. Ur personalized nutrition and wellness advice can be expensive and hard to come by, and many available apps aren't able necessary data to provide good recommendations for each user. This leaves many people lost between seeking a prof nutritionist and relying on inaccurate apps to track and manage their wellness goals.



Solution

Vivoo: a personalized wellness assistant at your finger ti

Vivoo is a wellness assistant that gives personalized nutrition and wellness information to users. We use urinalysis tes
real and accurate data about each user. From there, we provide a highly personalized and accurate analysis of your bo
provide user-specific wellness advice. From which foods to eat (or avoid), to how much water you need to drink, and m
wellness tips are based off your actual health and body's needs.



Product

What can you track with Vivoo?






Wellness   **pH**   **Hydration**   **Energy**






Ketones   **Immunity**   **Liver**   **Kidney**



It only takes a few minutes to take your test and get your results in the comfort of yo


HOW TO USE VIVOO
1.
Download the Vivoo app
2.
Urinate on the Vivoo strip
3.
120
Wait 120 seconds
4.

Are you ready to get your personalized advice with a simple urine test?


5.0/10
Water
OVERHYDRATION
Come up for Air!
Hydration is important, but we don't want you underwater. Come up for air and grab an apricot to balance your potassium a bit.
Add Reminder
Mini Crispy Snack Recipe
It's snack o'clock! Mash 1/4 of a ripe avocado and spread it on 2 rye crisps for a crunchy, creamy snack with plenty of fiber and heart-healthy fat.
Snack
Add Reminder
5.0/10
pH
ACIDIC
Amazing Alkalizers
You have a more acidic urine pH than normal. Besides being nourishing, plums are an alkalizing food. Try eating two mid-size plums daily this week.
Add Reminder
Relax with Hibiscus
Hibiscus tea is a fantastic natural antibacterial barrier. This is what you need as you boost your weakened immunity. Relax with a cup tonight.
Add Reminder

Traction

Over 30K strips shipped

Vivoo has gotten a great response from our consumer base. We've created a community of 10K+ people, 6K of which a
an average of 3 tests per person. We've shipped 30K wellness packs by today -- that's a 30% month-over-month growth
also secured a number of partners reaching 100+ affiliates and 50+ gyms around the country.



Customers

For those who want to take their health into their own ha

Our target customer is a health-conscious individual looking to make real changes in their lifestyle. Our goal is to make
personal and more importantly affordable so that everyone can have access to important advice while on their quest f





Business Model

Subscription or one time purchase

Vivoo offers our customers a variety of ways to purchase our product. The first is subscription-based, starting at $9.90
$14.90 for a monthly subscription. We offer subscription packages because we understand that our customers are inte
monitoring their health long term, making it easy for them to keep track of their health. People looking to just try out Viv
one time strip at $24.90 to see if Vivoo works for them.

Market

$10B market for personalized nutrition alone

Vivoo is at the epicenter of a $122B+ mobile health market. For personalized nutrition alone, the market is valued at $1
we can access any market related to health and nutrition, personalized nutrition advice, and mobile health apps.



Competition

Going right to the experts

	Data Type	Personalized Advice	Continuous Deep Tracking	Pricing
	Urine Data	🟢	🟢	$ 14.90 / month
Scanwell Healthy.io	UTI/Kidney data	🔴	🔴	$ 10
LUMEN	Breath Data	🟢	🔴	$ 300
habit FOOD, PERSONALIZED	Genetic Data	🟢	🔴	$ 300
myfitnesspal	Logged Data	🔴	🔴	$ 9.99 / month
fitbit	Heart Rate, Exercise	🔴	🟢	Avg $ 20(

Vision

Direct Amazon ordering for personalized supplements

Vivoo has clear and concise goals for the next two years. By reaching our investment goal, we plan to expand our ship
Amazon and launch a new live chat option with nutritionists. Based on these conversations, we are also planning to de
supplements that can be personalized for each used based on their needs.



Investors

$1.5M in funding to date

Vivoo is on track to make our $2m seed round goal. We have received over $550k in funding to date from prominent inv
500 Startups and we're graduates of Techstars.











Founders

   

Miray Tayfun – CEO
Bioengineering, IOT, Strategy
Smarte Smart Home Technologies
COO
Top Ten CEO's in healthcare 2018
Stanford University, GTM
Strategies, Diet and Gene
Expressions

Gozde – COO
B2B Sales, Manufacturing
ITU – Account Manager
Environmental Engineering
(B.Sc.),
Mini MBA for startups (ITU
Seed Program, worlds 3rd best
incubator 9 month program)

Ali Atasever – CTO
Backend Developer, Image
processing
Artificial Intelligence, Python,
Image Processing
Software Engineering (B.Sc.)

George Radma
Project Manage
Serial Entrepre
Calert – CEO (Ac
Stanford Universi
Strategies, Product

    

Top 10 CE

Vivoo Team



Team

	Miray Tayfun	CEO	Miray is a bioengineer and she has graduated fro Stanford postgraduate programs specializing in Market Strategies as well. She has previously fou companies in medical diagnostics, smart homes living spaces.
	Gozdee Buyukacaroglu	COO	
	George Radman	CFO	
	Nazli Acar	Head of Innovation & Customer Experience	
	Balim Caf	Production and R&D Manager	
	Huseyin Isik	Full-stack developer	
	Senay Tayfun	Designer	
	Murat Koc	Head of Nutrition	
	Yavuz Bahceci	IOS/Android developer	
	Ali Ataseveer	CTO	

	Grace Ghunaim	Head of Marketing
	Dr. Alp Sirman	Medical Advisor

Perks

$99.98	Vivoo 2 Month Free With 8 Wellness Tests An "Investor" Badge on Your Vivoo Profile
$250	Vivoo 6 Months Free With 24 Wellness Tests An "Investor" Badge on Your Vivoo Profile
$499.90	Vivoo 1 Year Free With 48 Wellness Tests 10 Online Nutrition Coaching Sessions with Vi Nutritionists Vivoo Hydration Bottle An "Investor" Badge on Your Vivoo Profile
$999.80	Vivoo 2 Years for Free, For You and Your Loved One, With 200 Wellness Tests 10 Online Coaching Sessions with Vivoo's Nutritionists for You and Your Loved One Vivoo Hydratic Vivoo t-shirt An "Investor" Badge on Your Vivoo Profile
$4,999	Vivoo Free for Lifetime, For You and Your Loved One, With Unlimited Wellness Tests Vivo Hydration Bottles for 2 Vivoo t-shirts for 2 An "Investor" Badge on Your Vivoo Profile
$9,998	Vivoo Free for Lifetime, For You and Your Loved One, With Unlimited Wellness Tests Vivo Hydration Bottles for 2 Vivoo t-shirts for 2 An "Investor" Badge on Your Vivoo Profile 2 Da wellness retreat with Vivoo's co-founders at Lake Tahoe
$24,995	Vivoo Free for Lifetime, For You and Your Family up to 5, With Unlimited Wellness Tests \ Hydration Bottles for 5 Vivoo t-shirts for 5 An "Investor" Badge on Your Vivoo Profile A Fu Vivoo's office, production and R&D Labs 4 Days of wellness retreat with Vivoo's co-foun nutritionists and personal trainers in the Mediterranean Sea

FAQ

What is Vivoo?	Vivoo is a wellness assistant that consists of urinalysis test strips and a mobile appli gives personalized wellness advice based on your urine sample.
Which parameters I can track with Vivoo and why it is important?	Urine is a useful tool for understanding a lot about the human body. With Vivoo you body parameters like water consumption, pH, ketone, immune system strength, urin infection, liver and kidney functions. These parameters tell you if you are hydrated er also whether eating well, having balanced chemistry, or possibly having any an infec much more!
How does Vivoo work?	Just 4 easy steps! 1.Order your Vivoo package, and download the free Vivoo App. 2. Urinate on the Vivoo strip and wait 120 seconds. 3. Take a picture of the strip via the Vivoo App. 4. Get your personalized nutrition advice in just seconds. It's that simple!
How is the advice specifically prepared for me?	Vivoo App is designed for your body's needs. The information that you shared with u the app registration and your urine test results are evaluated to give you personalize and lifestyle advice which has been prepared by our dieticians & nutritionist. As you continue to use the Vivoo App, the customization will also increase. The mor Vivoo, the more your recommendations will be more personalized to you.
How often should I use Vivoo strips?	To track and witness the improvement of your wellbeing, we recommend you to use once a week. If you want, you can use it more often to track your specific parameters hydration and ketone.
When should I use Vivoo?	Since we don't diagnose diseases or conditions, you can use Vivoo at any time of the which is suitable for you. Early mornings are great to do plan your meals during the late night is good to see the efficiency of your diet.

EXHIBIT E
Form of Security

IF THE SUBSCRIBER LIVES OUTSIDE THE UNITED STATES, IT IS THE SUBSCRIBER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION AND PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY SUBSCRIBER, WHETHER FOREIGN OR DOMESTIC.

VIVOSENS INC.

Subscription Agreement for
Omnibus Series Seed Preferred Stock Investment Agreement

Series Seed 2020

This Subscription Agreement (this "**Agreement**") is entered into by and between the undersigned (the "**Subscriber**") and Vivosens Inc., a Delaware corporation (the "**Company**"), effective as of January 14, 2020. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Form of Omnibus Series Seed Preferred Stock Investment Agreement attached hereto as Exhibit A (the "**Omnibus Series Seed Preferred Stock Investment Agreement**"). In consideration of the mutual covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Subscriber and the Company hereby agree as follows.

1. **Subscription.** Subject to the terms and conditions of this Agreement, the Subscriber hereby subscribes $[_____] (the "**Subscription Amount**") for the right to a beneficial ownership of certain shares of the Company's Series Seed Preferred Stock, designated Series Seed-1 Preferred Stock, (the "**Subscription**"), to be represented by a pro rata beneficial interest (based on the Subscription Amount) in an Omnibus Series Seed Preferred Stock Investment Agreement issued by the Company to the trustee and custodian designated in the Omnibus Preferred Stock Investment Agreement.

2. **General Terms and Conditions.**

    (a) *Acceptance and Conditions*. The Company reserves the right, in its sole and absolute discretion, to accept or reject the Subscription in whole or in part. The valid execution of this Agreement shall be conditioned upon the following terms being met: (i) Subscriber's completion of the investment commitment process on the Portal hosting the Company's offering; (ii) Subscriber's delivery of the Subscription Amount to an escrow account held for the benefit of the Company's offering, in the manner and method provided in the Company's offering disclosures; (iii) Subscriber's execution of a separate custody account agreement by the Subscriber directly with the trustee and custodian designated in the Omnibus Series Seed Preferred Stock Investment Agreement; (iv) Subscriber's delivery of an executed counterpart of this Agreement and the proxy agreement attached hereto as Exhibit B (the "**Proxy Agreement**"); and (v) the Company counter-signing this Agreement and the Proxy Agreement.

    (b) *Nature of Interest in Omnibus Series Seed Preferred Stock Investment Agreement*. The Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Series Seed Preferred Stock Investment Agreement. Nothing in this Agreement shall be construed to provide the Subscriber, or any other subscribers, with any voting, information or inspection rights not explicitly provided by the Omnibus Series Seed Preferred Stock Investment Agreement (or the Subscriber's beneficial interest therein), and such rights shall be limited exclusively to those provided for in the Omnibus Series Seed Preferred Stock Investment Agreement.

(c) *Limitation on Participation in Company Affairs*. Nothing in this Agreement shall be construed to provide the Subscriber, as a holder of a beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement, with any right to vote, receive information, conduct inspections or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything in this Agreement be construed to confer on the Subscriber any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise.

3. **Subscriber Representations.** By executing this Agreement, the Subscriber hereby represents and warrants to the Company as follows:

(a) The Subscriber has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Subscriber has been advised that the Omnibus Series Seed Preferred Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Subscriber understands that neither the Omnibus Series Seed Preferred Stock Investment Agreement (nor the Subscriber's beneficial interest therein) nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply. Subscriber further understands and agrees that its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement and the securities to be acquired by the Subscriber thereunder shall be subject to further the terms and conditions set forth in the Omnibus Series Seed Preferred Stock Investment Agreement, including without limitation the transfer restrictions set forth in Section 5 of the Omnibus Series Seed Preferred Stock Investment Agreement.

(c) The Subscriber is purchasing its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement and the securities to be acquired by the Subscriber thereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. The Subscriber understands that the Omnibus Series Seed Preferred Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein.

(d) The Subscriber has, and at all times under this Agreement will maintain, a custody account in good standing with the custodian and trustee pursuant to a valid and binding custody account agreement.

(e) The Subscriber acknowledges, and is making the Subscription and purchasing its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(f) The Subscriber acknowledges that (i) the Subscriber has received all the information the Subscriber has requested from the Company and (ii) such information is necessary or appropriate for deciding whether to make the Subscription and acquire its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement and the underlying securities.

(g) The Subscriber has had an opportunity to (i) ask questions and receive answers from the Company regarding the terms and conditions of the Omnibus Series Seed Preferred Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities, and (ii) to obtain any additional information necessary to verify the accuracy of the information given to the Subscriber. In deciding to make the Subscription and purchase its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement, the Subscriber is not relying on the advice or recommendations of the Company, the Portal or any other third-party, and the Subscriber has made its own independent decision that an investment in the Omnibus Series Seed Preferred Stock Investment Agreement and the underlying securities is suitable and appropriate for the Subscriber. The Subscriber understands that no federal or state agency has passed upon the merits or risks of an investment in the Omnibus Series Seed Preferred Stock Investment Agreement and the underlying securities or made any finding or determination concerning the fairness or advisability of such investment.

(h) The Subscriber understands and acknowledges that as the holder of a beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement, the Subscriber shall have no individual voting, information or inspection rights with respect to the Company, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(i) The Subscriber understands and acknowledges that the Company has entered into, or expects to enter into, separate subscription agreements substantially similar in all material respects to this Agreement with other subscribers, and that such subscribers shall also hold pro rata beneficial interests (based on their respective subscription amounts) in the Omnibus Series Seed Preferred Stock Investment Agreement.

(j) The Subscriber understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for the Omnibus Series Seed Preferred Stock Investment Agreement or underlying securities.

(k) Subscriber is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Omnibus Series Seed Preferred Stock Investment Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the

U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Subscriber hereby represents and agrees that if Subscriber's country of residence or other circumstances change such that the above representations are no longer accurate, Subscriber will immediately notify Company. Subscriber further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Omnibus Series Seed Preferred Stock Investment Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(l) The Subscriber further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(m) The Subscriber understands the substantial likelihood that the Subscriber will suffer a **TOTAL LOSS** of all capital invested, and that Subscriber is prepared to bear the risk of such total loss.

(n) The Subscriber understands and agrees that its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement does not entitle the Subscriber, as a holder of such interest, to vote, execute consents, or to otherwise represent the interests thereunder. The Subscriber acknowledges and agrees that the custodian and trustee shall vote, execute consents, and otherwise make elections pursuant to the terms of the Omnibus Series Seed Preferred Stock Investment Agreement in its sole and absolute discretion.

(o) The Subscriber understands and agrees that, except as otherwise agreed by the Company in its sole discretion, the Subscriber will not be entitled to exchange its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement for a Series Seed Preferred Stock Investment Agreement in registered form or other form of security instrument not otherwise contemplated by this Agreement.

(p) If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement and the underlying securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction, including (i) the legal requirements within its jurisdiction for the Subscription and the purchase of its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement; (ii) any foreign exchange restrictions applicable to such Subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Omnibus Series Seed Preferred Stock Investment Agreement and the underlying securities. The Subscriber acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Omnibus Series Seed Preferred Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities.

(q) If the Subscriber is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Subscriber of the Agreement is within the power of the Subscriber and has been duly authorized by all necessary actions on the part of the Subscriber; (iii) to the knowledge of the Subscriber, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Subscriber; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Subscriber; result in the acceleration of any material indenture or contract to which the Subscriber is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

4. **Dispute Resolution; Litigation.**

(a) Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction, as defined in the Omnibus Series Seed Preferred Stock Investment Agreement, for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

(b) No Class Actions or Representative Actions. Any dispute, controversy or claim arising out of, relating to or in connection with this Agreement is personal to the Subscriber and the Company and will be resolved solely through individual litigation and will not be brought as a class action or any other type of representative proceeding. Further, a dispute, controversy or claim cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other subscriber or group of subscribers.

5. **Miscellaneous.**

(a) Any provision of this Agreement may be amended, waived or modified only upon the written consent of the Company and the Subscriber.

(b) Any notice required or permitted by this Agreement will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) Neither this Agreement nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Agreement and/or the rights contained herein may be assigned without the Company's consent by the Subscriber to (i) to a member of the family of the Subscriber or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or the equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance, (ii) any other entity who directly or indirectly, controls, is controlled by or is under common control with the Subscriber, including, without limitation, any general partner, managing member, officer or director of the Subscriber, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Subscriber and that any such assignment shall require such transferee to assume the rights and obligations of the Subscriber's custody account agreement with the custodian and trustee in accordance with the assignment provision thereof, or otherwise execute a custody account agreement with the designated custodian and trustee; and *provided, further*, that the Company may assign this Agreement in whole, without the consent of the Subscriber, in connection with a reincorporation to change the Company's domicile.

(d) In the event any one or more of the terms or provisions of this Agreement is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this Agreement operate or would prospectively operate to invalidate this Agreement, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this Agreement and the remaining terms and provisions of this Agreement will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(e) This Agreement does not create any form of partnership, joint venture or any other similar relationship between the Subscriber and the Company.

(f) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(g) This Agreement constitutes the entire agreement between the Subscriber and the Company relating to the Omnibus Series Seed Preferred Stock Investment Agreement (and the Subscriber's beneficial interest therein) and the underlying securities; provided further, that Subscriber agrees to be bound by the terms of the Omnibus Series Seed Preferred Stock Investment Agreement applicable to Holders.

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this Subscription Agreement to be duly executed and delivered

SUBSCRIBER:

By: _____
    Name: <mark>[Investor Name]</mark>
    Title: <mark>[If Applicable]</mark>
    Address:
    Email:
    Date:

Accepted and Agreed:

COMPANY: VIVOSENS INC.

By: _____
    Name: Miray Tayfun
    Title: CEO
    Address: 44 Tehama Street, San Francisco, CA, US
    Email: miray@vivoo.io

OMNIBUS SERIES SEED PREFERRED STOCK INVESTMENT AGREEMENT

This Omnibus Series Seed Preferred Stock Investment Agreement (this "**Agreement**") is dated as of the Agreement Date and is between the Company, the Purchasers and the Key Holders.

The parties agree as follows:

1. **DEFINITIONS**. Capitalized terms used and not otherwise defined in this Agreement or the Exhibit and Schedules thereto have the meanings set forth in this Exhibit A.

2. **INVESTMENT**. Subject to the terms and conditions of this Agreement, including the Agreement Terms set forth in Exhibit B, (i) each Purchaser shall purchase at the Closing and the Company shall sell and issue to each Purchaser at the Closing that number of shares of Series Seed Preferred Stock set forth opposite such Purchaser's name on Schedule 1, at a price per share equal to the Purchase Price (subject to any applicable discounts when all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser) and (ii) each Purchaser, the Company, and each Key Holder agrees to be bound by the obligations set forth in this Agreement and to grant to the other parties hereto the rights set forth in this Agreement.

3. **ENTIRE AGREEMENT**. This Agreement (including the Exhibits and Schedules hereto) together with the Restated Charter constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

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EXHIBIT A
DEFINITIONS

1. <u>OVERVIEW DEFINITIONS</u>.

"**<u>Agreement Date</u>**" means January 14, 2020.

"**<u>Company</u>**" means Vivosens Inc.

"**<u>Governing Law</u>**" means the laws of the State of Delaware.

"**<u>Dispute Resolution Jurisdiction</u>**" means the federal or state courts located in the State of California.

"**<u>State of Incorporation</u>**" means the State of Delaware.

"**<u>Stock Plan</u>**" means the Company's 2019 Stock Option and Grant Plan.

"**<u>Major Purchaser Dollar Threshold</u>**" means $450,000.00 and applies only to those purchases made through the Regulation D Offering only.

"**<u>Total Series Seed-1 Shares Authorized for Sale</u>**" means 4,051,224 shares of Series Seed-1 Preferred Stock.

"**<u>Series Seed-1 Preferred Stock</u>**" has the meaning assigned to such term in the Restated Charter.

"**<u>Series Seed-2 Preferred Stock</u>**" has the meaning assigned to such term in the Restated Charter.

"**<u>Series Seed-3 Preferred Stock</u>**" has the meaning assigned to such term in the Restated Charter.

"**<u>Series Seed-4 Preferred Stock</u>**" has the meaning assigned to such term in the Restated Charter.

"**<u>Series Seed-5 Preferred Stock</u>**" has the meaning assigned to such term in the Restated Charter.

"**<u>Series Seed-6 Preferred Stock</u>**" has the meaning assigned to such term in the Restated Charter.

"**<u>Series Seed-7 Preferred Stock</u>**" has the meaning assigned to such term in the Restated Charter.

"**<u>Regulation CF Offering</u>**" means the offering of Series Seed Preferred Stock pursuant to Regulation CF of the Securities Act of 1933 and this Omnibus Series Seed Preferred Stock Investment Agreement.

"**<u>Regulation D Offering</u>**" means the offering of Series Seed Preferred Stock pursuant to Regulation D of the Securities Act of 1933.

"**<u>Regulation D Purchasers</u>**" means those purchasers who purchased Series Seed Preferred Stock as part of the Regulation D Offering.

2. <u>BOARD COMPOSITION DEFINITIONS</u>.

"**<u>Common Board Member Count</u>**" means 2.

"**<u>Series Seed Board Member Count</u>**" means 1.

"**<u>Common Control Holders</u>**" means the Key Holders.

3. <u>TERM SHEET DEFINITIONS</u>.

"**<u>Purchase Price</u>**" means $0.3703 per share for the Series Seed-1 Preferred Stock, $0.3883 per share for the Series Seed-2 Preferred Stock, $0.3107 per share for the Series Seed-3 Preferred Stock, $0.4854 per share for the Series Seed-4 Preferred Stock, $0.2962 per share for the Series Seed-5 Preferred Stock, $0.2249 per share for the Series Seed-6 Preferred Stock, and $0.900 per share for the Series Seed-7

Preferred Stock, (subject to any discounts applicable where all or a portion of such Purchase Price is being paid by cancellation of indebtedness of the Company to such Purchaser).

"**Unallocated Post-Money Option Pool Percent**" means 15%.

"**Purchaser Counsel Reimbursement Amount**" means up to $10,000.

4. RESULTING CAP TABLE DEFINITIONS.

"**Common Shares Issued and Outstanding Pre-Money**" means 10,300,000.

"**Total Post-Money Shares Reserved for Option Pool**" means 3,038,000.

"**Number of Issued And Outstanding Options**" means zero.

"**Unallocated Post-Money Option Pool Shares**" means 3,038,000.

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SCHEDULE OF PURCHASERS & KEY HOLDERS

PURCHASERS:

Name and Address of Purchaser	Series Seed-1 Preferred Stock Shares Purchased	Indebtedness Cancellation	Cash Payment	Total Purchase Amount
Draper Associates V, L.P. 55 East 3rd Avenue San Mateo, CA 94401	1,986,691		$736,700.00	$736,700.00
Draper Associates Partners V, LLC 55 East 3rd Avenue San Mateo, CA 94401	711,125		$263,300.00	$263,300.00
Vusal Eynullayev Capital Towers, Tower A N. Narimanov Ave.206/466, AZ1065 Baku, Azerbaijan	240,385*	$90,000.00		$90,000.00
Mindshift Capital Fund I, LP c/o Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands	63,500*		$23,514.05	$23,514.05

*Vusal Eynullayev purchased 240,385 shares of Series Seed-1 Preferred Stock in cancellation of his Simple Agreement for Equity (SAFE), dated July 10, 2019.

1. *Mindshift Capital Management LLC, through a separate entity, purchased 63,500 shares of Series Seed-1 Preferred Stock by exercising its pre-emption right set out in Section 1(d) of its Convertible Promissory Note, dated April 17, 2019.

Name and Address of Purchaser	Series Seed-2 Preferred Stock Shares Purchased	Indebtedness Cancellation	Cash Payment	Total Purchase Amount
Farid Musayev Port Baku, Neftchiler Avenue 153, AZ1010, Baku	51,500*	$20,000.00		$20,000.00

Zeynep Urgun Zorlu 444 Oak St. San Francisco, CA 94102	38,625*	$15,000.00		$15,000.00

*Farid Musayev purchased 51,500 shares of Series Seed-2 Preferred Stock in cancellation of his Simple Agreement for Equity (SAFE), dated April 24, 2018.

*Zeynep Urgun Zorlu purchased 38,625 shares of Series Seed-2 Preferred Stock in cancellation of his Simple Agreement for Equity (SAFE), dated January 23, 2019.

Name and Address of Purchaser	Series Seed-3 Preferred Stock Shares Purchased	Indebtedness Cancellation	Cash Payment	Total Purchase Amount
PT. Kencana Investasi Indonesia Chase Plaza Podium 7th Floor Jl. Jend. Sudirman Kav. 21 Jakarta 12920, Indonesia	225,313*	$70,000.00		$70,000.00

*PT. Kencana Investasi Indonesia purchased 225,313 shares of Series Seed-3 Preferred Stock in cancellation of its Simple Agreement for Equity (SAFE), dated May 25, 2018.

Name and Address of Purchaser	Series Seed-4 Preferred Stock Shares Purchased	Indebtedness Cancellation	Cash Payment	Total Purchase Amount
Hande Enes Abide-i Hürriyet Cad. İzzet Paşa Sok. No: 31 Şişli Istanbul, Turkey	103,000*	$50,000.00		$50,000.00

*Hande Enes purchased 103,000 shares of Series Seed-4 Preferred Stock in cancellation of her Simple Agreement for Equity (SAFE) and Comfort Letter, each dated April 5, 2019.

Name and Address of Purchaser	Series Seed-5 Preferred Stock	Indebtedness Cancellation	Cash Payment	Total Purchase Amount

	Shares Purchased			
Mindshift Capital Management LLC 16192 Coastal Highway Lewes, DE 19958	346,098*	$102,528.00		$102,528.00

*Mindshift Capital Management LLC purchased 346,098 shares of Series Seed-5 Preferred Stock in cancellation of its Convertible Promissory Note, dated April 17, 2019.

Name and Address of Purchaser	Series Seed-6 Preferred Stock Shares Purchased	Indebtedness Cancellation	Cash Payment	Total Purchase Amount
Techstars Accelerator Investments LLC 1050 Walnut St., Suite 202 Boulder, CO 80302	464,670*	$104,514.00		$104,514.00

*Techstars Accelerator Investments LLC purchased 464,670 shares of Series Seed-6 Preferred Stock in cancellation of its Convertible Promissory Note, dated January 25, 2019.

Name and Address of Purchaser	Series Seed-7 Preferred Stock Shares Purchased	Indebtedness Cancellation	Cash Payment	Total Purchase Amount
500 Startups Istanbul, L.P. 444 Castro St. #1200 Mountain View, CA 94041	1,333,800*	$120,000.00		$120,000.00

*500 Startups Istanbul, L.P. purchased 1,333,800 shares of Series Seed-7 Preferred Stock in cancellation of its KISS, dated November 7, 2017.

KEY HOLDERS:

Name, Address and E-Mail of Key Holder	Shares of Common Stock Held

Miray Tayfun
505 O'Farrel Street
Apt 610
San Francisco, CA 94102

	5,700,000

Gözde Büyükacaroğlu
Beşiktaş Abbasağa Mah. Ihlamur Yıldız Caddesi, Manolya
Apt. No:3/5
Beşiktaş/İstanbul, TR, 34353

	2,700,000

Ali Atasever

Ortaköy Mah. Gültekin Sokak No:40/1
Beşiktaş/Istanbul, TR, 34347

	600,000

George Radman
61 Stirling Road,
Croydon, Melbourne Australia 3136

	500,000

EXHIBIT B

AGREEMENT TERMS

1. **PURCHASE AND SALE OF SERIES SEED PREFERRED STOCK**.

      1.1   **Sale and Issuance of Series Seed Preferred Stock**.

      (a)   The Company has adopted and filed the Company's restated organizational documents, as applicable (e.g. certificate of incorporation), in substantially the form of Exhibit C attached to this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time) (the "**Restated Charter**") with the Secretary of State of the State of Incorporation on or before the Closing (as defined below).

      (b)   Subject to the terms and conditions of this Agreement, each investor listed as a "Purchaser" on Schedule 1 (each, a "**Purchaser**") purchased at the applicable Closing (as defined below) and the Company sold and issued to each Purchaser at the Closing that number of shares of the Company's Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock, Series Seed-4 Preferred Stock, Series Seed-5 Preferred Stock, Series Seed-6 Preferred Stock, and Series Seed-7 Preferred Stock (collectively, the "**Series Seed Preferred Stock**") set forth opposite such Purchaser's name on Schedule 1, at a purchase price per share equal to the Purchase Price.

      1.2   **Closing; Delivery**.

      (a)   Subject to Section 4.12, the purchase and sale of the shares of Series Seed Preferred Stock hereunder shall take place remotely via the exchange of documents and signatures on the Agreement Date or the subsequent date on which one or more Purchasers execute counterpart signature pages to this Agreement and deliver the Purchase Price to the Company (which date is referred to herein as the "**Closing**").

      (b)   Promptly following the Closing, if required by the Company's governing documents, the Company shall deliver to each Purchaser participating in the Closing a certificate representing the shares of Series Seed Preferred Stock being purchased by such Purchaser at the Closing against payment of the Purchase Price therefor by check payable to the Company, by wire transfer to a bank account designated by the Company, by cancellation or conversion of indebtedness or other convertible securities of the Company to Purchaser or by any combination of such methods.

      2.   **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Purchaser that, except as set forth on the Disclosure Schedule attached as Exhibit D to this Agreement (the "**Disclosure Schedule**"), if any, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the following representations are true and complete as of the Agreement Date, except as otherwise indicated.

      2.1   **Organization, Good Standing, Corporate Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Incorporation and has all corporate power and corporate authority required (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify or be in good standing would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

2.2   Capitalization.

(a)   The authorized capital of the Company consists, immediately prior to the Agreement Date (unless otherwise noted), of the following:

(i)   The common stock of the Company (the "**Common Stock**"), of which that number of shares of Common Stock equal to (a) the Common Shares Issued and Outstanding Pre-Money are issued and outstanding as of immediately prior to the Agreement Date, (b) the number of shares of Common Stock which are issuable on conversion of shares of the Series Seed Preferred Stock have been reserved for issuance upon conversion of the Series Seed Preferred Stock and (c) the Total Post-Money Shares Reserved for Option Pool have been reserved for issuance pursuant to the Stock Plan, and of such Total Post-Money Shares Reserved for Option Pool, that number of shares of Common Stock equal to the Number of Issued And Outstanding Options are currently subject to outstanding options and that number of shares of Common Stock equal to the Unallocated Post-Money Option Pool Shares remain available for future issuance to officers, directors, employees and consultants pursuant to the Stock Plan. The ratio determined by dividing (x) the Unallocated Post-Money Option Pool Shares by (y) the Fully-Diluted Share Number (as defined below) is at least equal to the Unallocated Post-Money Option Pool Percent. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable and were issued in material compliance with all applicable federal and state securities laws. The Stock Plan has been duly adopted by the Board of Directors of the Company (the "**Board**") and approved by the Company's stockholders. For purposes of this Agreement, the term "**Fully-Diluted Share Number**" shall mean that number of shares of the Company's capital stock equal to the sum of (i) all shares of the Company's capital stock (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (ii) all shares of the Company's capital stock reserved and available for future grant under any equity incentive or similar plan.

(ii)   The shares of the preferred stock of the Company (the "**Preferred Stock**") (i) 4,355,109 of which are designated as the Company's Series Seed-1 Preferred Stock, none of which are issued and outstanding immediately prior to the Agreement Date; (ii) 90,125 of which are designated as the Company's Series Seed-2 Preferred Stock, none of which are issued and outstanding immediately prior to the Agreement Date; (iii) 225,313 of which are designated as the Company's Series Seed-3 Preferred Stock, none of which are issued and outstanding immediately prior to the Agreement Date, none of which are issued and outstanding immediately prior to the Agreement Date; (iv) 103,000 of which are designated as the Company's Series Seed-4 Preferred Stock, none of which are issued and outstanding immediately prior to the Agreement Date; (v) 346,098 of which are designated as the Company's Series Seed-5 Preferred Stock, none of which are issued and outstanding immediately prior to the Agreement Date; (vi) 464,670 of which are designated as the Company's Series Seed-6 Preferred Stock, none of which are issued and outstanding immediately prior to the Agreement Date; and (vii) 1,333,800 of which are designated as the Company's Series Seed-7 Preferred Stock, none of which are issued and outstanding immediately prior to the Agreement Date.

(b)   There are no outstanding preemptive rights, options, warrants, conversion privileges or rights (including but not limited to rights of first refusal or similar rights), orally or in writing, to purchase or acquire any securities from the Company including, without limitation, any shares of Common Stock, or Preferred Stock, or any securities convertible into or exchangeable or exercisable for shares of Common Stock or Preferred Stock, except for (a) the conversion privileges of the Series Seed Preferred Stock pursuant to the terms of the Restated Charter and (b) the securities and rights described in this Agreement.

(c)   The Key Holders set forth in Schedule 1 (each a "**Key Holder**") hold that number of shares of Common Stock set forth opposite each such Key Holder's name in Section 2.2(c) of the Disclosure Schedule (such shares, the "**Key Holders' Shares**") and such Key Holders' Shares are subject to vesting and/or the Company's repurchase right on the terms specified in Section 2.2(c) of the Disclosure Schedule (the "**Key Holders' Vesting Schedules**"). Except as specified in Section 2.2(c) of the Disclosure Schedule, the Key Holders do not own or have any other rights to any other securities of the Company. The Key Holders' Vesting Schedules set forth in Section 2.2(c) of the Disclosure Schedule specify for each Key Holder (i) the vesting commencement date for each issuance of shares to or options held by such Key Holder, (ii) the number of shares or options held by such Key Holder that are currently vested, (iii) the number of shares or options held by such Key Holder that remain subject to vesting and/or the Company's repurchase right and (iv) the terms and conditions, if any, under which the Key Holders' Vesting Schedules would be accelerated. Other than the Key Holders' Shares, which vest pursuant to the applicable Key Holders' Vesting Schedules, (x) all options granted and Common Stock outstanding vest as follows: twenty-five percent (25%) of the shares vest one (1) year following the vesting commencement date, with the remaining seventy-five percent (75%) vesting in equal installments over the next three (3) years and (y) no stock plan, stock purchase, stock option or other agreement or understanding between the Company and any holder of any equity securities or rights to purchase equity securities provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding as the result of (i) termination of employment (whether actual or constructive), (ii) any merger, consolidated sale of stock or assets, change in control or any other transaction(s) by the Company, or (iii) the occurrence of any other event or combination of events.

        2.3   **Joint Ventures**. The Company does not currently own or control, directly or indirectly, any interest in any partnership, trust, joint venture, or association. The Company is not a participant in any joint venture, partnership or similar arrangement.

        2.4   **Authorization**. All corporate action has been taken, or will be taken prior to the applicable Closing, on the part of the Board and stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date hereof under this Agreement. This Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

        2.5   **Valid Issuance of Shares**. The shares of Series Seed Preferred Stock, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part on the accuracy of the representations of the Purchasers in Section 3 of this Agreement and subject to filings pursuant to Regulation D of the Securities Act of 1933 and Regulation CF Section 4(a)(6), as amended (the "**Securities Act**"), and applicable state securities laws, the offer, sale and issuance of the shares of Series Seed Preferred Stock to be issued pursuant to and in conformity with the terms of this Agreement and the issuance of the Common Stock, if any, to be issued upon conversion thereof for no additional consideration and pursuant to the Restated Charter, will be issued in compliance with all applicable federal and state securities laws. The Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock has been duly reserved for issuance, and upon issuance in accordance with the terms of the Restated Charter, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer under this Agreement, applicable federal and state securities laws and liens or encumbrances created by or imposed by a Purchaser. Based in part upon the representations of the Purchasers in Section 3 of this Agreement, and subject to filings pursuant to Regulation D of the Securities

Act, Regulation CF Section 4(a)(6), and applicable state securities laws, the Common Stock issuable upon conversion of the shares of Series Seed Preferred Stock will be issued in compliance with all applicable federal and state securities laws.

2.6 **Litigation**. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body or, to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.7 **Intellectual Property**. The Company owns or possesses sufficient legal rights to all Intellectual Property (as defined below) that is necessary to the conduct of the Company's business as now conducted and as presently proposed to be conducted (the "**Company Intellectual Property**") without any violation or infringement (or in the case of third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications, without any violation or infringement known to the Company) of the rights of others. No product or service marketed or sold (or proposed to be marketed or sold) by the Company violates or will violate any license or infringes or will infringe any rights to any patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes (collectively, "**Intellectual Property**") of any other party, except that with respect to third-party patents, patent applications, trademarks, trademark applications, service marks, or service mark applications the foregoing representation is made to the Company's knowledge only. Other than with respect to commercially available software products under standard end-user object code license agreements, there is no outstanding option, license, agreement, claim, encumbrance or shared ownership interest of any kind relating to the Company Intellectual Property, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the Intellectual Property of any other person. The Company has not received any written communications alleging that the Company has violated or, by conducting its business, would violate any of the Intellectual Property of any other person.

2.8 **Employee and Consultant Matters**. Each current and former employee, consultant and officer of the Company has executed an agreement with the Company regarding confidentiality and proprietary information substantially in the form or forms made available to the Purchasers or delivered to the counsel for the Purchasers. No current or former employee or consultant has excluded any work or invention from his or her assignment of inventions. To the Company's knowledge, no such employees or consultants is in violation thereof. To the Company's knowledge, none of its employees is obligated under any judgment, decree, contract, covenant or agreement that would materially interfere with such employee's ability to promote the interest of the Company or that would interfere with such employee's ability to promote the interests of the Company or that would conflict with the Company's business. To the Company's knowledge, all individuals who have purchased unvested shares of the Company's Common Stock have timely filed elections under Section 83(b) of the Internal Revenue Code of 1986, as amended.

2.9 **Compliance with Other Instruments**. The Company is not in violation or default (a) of any provisions of the Restated Charter or the Company's bylaws, (b) of any judgment, order, writ or decree of any court or governmental entity, (c) under any agreement, instrument, contract, lease, note, indenture, mortgage or purchase order to which it is a party that is required to be listed on the Disclosure Schedule, or, (d) to its knowledge, of any provision of federal or state statute, rule or regulation materially applicable to the Company. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any such violation or default, or constitute, with or without the passage of time and giving of notice, either (i) a default under any such judgment, order, writ, decree, agreement, instrument, contract, lease, note, indenture, mortgage or purchase order or (ii) an event which results in the creation of any lien, charge or encumbrance upon any assets of the Company or the suspension, revocation, forfeiture, or nonrenewal of any material permit or license applicable to the Company.

2.10 **Title to Property and Assets**. The Company owns its properties and assets free and clear of all mortgages, deeds of trust, liens, encumbrances and security interests except for statutory liens for the payment of current taxes that are not yet delinquent and liens, encumbrances and security interests which arise in the ordinary course of business and which do not affect material properties and assets of the Company. With respect to the property and assets it leases, the Company is in material compliance with each such lease.

2.11 **Agreements**. Except for this Agreement, there are no agreements, understandings, instruments, contracts or proposed transactions to which the Company is a party that involve (a) obligations of, or payments to, the Company in excess of $50,000, (b) the license of any Intellectual Property to or from the Company other than licenses with respect to commercially available software products under standard end-user object code license agreements or standard customer terms of service and privacy policies for Internet sites, (c) the grant of rights to manufacture, produce, assemble, license, market, or sell its products to any other person, or that limit the Company's exclusive right to develop, manufacture, assemble, distribute, market or sell its products, or (d) indemnification by the Company with respect to infringements of proprietary rights other than standard customer or channel agreements (each, a "**Material Agreement**"). The Company is not in material breach of any Material Agreement. Each Material Agreement is in full force and effect and is enforceable by the Company in accordance with its respective terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or others laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) the effect of rules of law governing the availability of equitable remedies.

2.12 **Liabilities**. The Company has no liabilities or obligations in excess of $25,000 individually or $100,000 in the aggregate.

3. **REPRESENTATIONS AND WARRANTIES AND COVENANTS OF THE PURCHASERS**. Each Purchaser hereby represents and warrants to the Company, severally and not jointly, as follows.

3.1 **Authorization**. The Purchaser has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Purchaser, will constitute a valid and legally binding obligation of the Purchaser, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) the effect of rules of law governing the availability of equitable remedies.

3.2 **Disclosure of Information**. The Purchaser has had an opportunity to discuss the Company's business, management, financial affairs and the terms and conditions of the offering of the shares of Series Seed Preferred Stock with the Company's management. Nothing in this Section 3, including the foregoing sentence, limits or modifies the representations and warranties of the Company in Section 2 of this Agreement or the right of the Purchasers to rely thereon.

3.3 **Restricted Securities**.

(a) As it relates to the shares of Series Seed Preferred Stock issued through the Regulation D Offering:

The Purchaser understands that the shares of Series Seed Preferred Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the shares of Series Seed Preferred Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the shares of Series Seed Preferred Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the shares of Series Seed Preferred Stock, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Series Seed Preferred Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

(b)   As it relates to the shares of Series Seed Preferred Stock issued through the Regulation CF Offering:

The Purchaser understands that any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer. Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

3.4   The Purchaser understands that the shares of Series Seed Preferred Stock have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Purchaser's representations as expressed herein. The Purchaser understands that the shares of Series Seed Preferred Stock are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Purchaser must hold the shares of Series Seed Preferred Stock indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Purchaser acknowledges that the Company has no obligation to register or qualify the shares of Series Seed Preferred Stock, or the Common Stock into which it may be converted, for resale. The Purchaser further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the shares of Series Seed Preferred Stock, and on requirements relating to the Company which are outside of the Purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

3.5   No Public Market. The Purchaser understands that no public market now exists for the shares of Series Seed Preferred Stock, and that the Company has made no assurances that a public market will ever exist for the shares of Series Seed Preferred Stock.

3.6   Legends. The Purchaser understands that the shares of Series Seed Preferred Stock and any securities issued in respect of or exchange for the shares of Series Seed Preferred Stock, may bear any one or more of the following legends: (a) any legend set forth in, or required by, this Agreement; (b) any legend required by the securities laws of any state to the extent such laws are applicable to the shares of Series Seed Preferred Stock represented by the certificate so legended; and (c) the following legend:

(a)   Applicable to shares of Series Seed Preferred Stock issued through the Regulation D Offering:

"THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM REASONABLY SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933, AS AMENDED."

(b)   Applicable to the shares of Series Seed Preferred Stock issued through the Regulation CF Offering:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM."

3.7   Accredited and Sophisticated Purchaser. Each Regulation D Purchaser is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act. The Purchaser is an investor in securities of companies in the development stage and acknowledges that Purchaser is able to fend for itself, can bear the economic risk of its investment, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the shares of Series Seed Preferred Stock. If other than an individual, but excepting Prime Trust, LLC, Purchaser also represents it has not been organized for the purpose of acquiring the shares of Series Seed Preferred Stock.

3.8   No General Solicitation. In regard to the Regulation D Offering only, neither the Regulation D Purchaser nor any of its officers, directors, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder (a) engaged in any general solicitation with respect to the offer and sale of the shares of Series Seed Preferred Stock, or (b) published any advertisement in connection with the offer and sale of the shares of Series Seed Preferred Stock. This Section 3.8 shall not apply to the Regulation CF Offering.

3.9   Exculpation Among Purchasers. The Purchaser acknowledges that it is not relying upon any person, other than the Company and its officers and directors, in making its investment or decision to invest in the Company. The Purchaser agrees that neither any Purchaser nor the respective controlling persons, officers, directors, partners, agents, or employees of any Purchaser shall be liable to any other Purchaser for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the shares of Series Seed Preferred Stock.

3.10   Residence. If the Purchaser is an individual, then the Purchaser resides in the state identified in the address of the Purchaser set forth on the signature page hereto and/or on Schedule 1; if the Purchaser is a partnership, corporation, limited liability company or other entity, then the office or offices of the Purchaser in which its principal place of business is identified in the address or addresses of the Purchaser set forth on the signature page hereto and/or on Schedule 1. In the event that the Purchaser is not a resident of the United States, such Purchaser hereby agrees to make such additional representations and warranties relating to such Purchaser's status as a non-United States resident as reasonably may be requested by the Company and to execute and deliver such documents or agreements as reasonably may be requested by the Company relating thereto as a condition to the purchase and sale of any shares of Series Seed Preferred Stock by such Purchaser.

3.11   Consent to Convertible Security Conversion and Termination. The Company and each Purchaser who holds a convertible note, Safe, KISS, and/or other convertible security (the "**CS Investors**") in the principal amounts set forth opposite each CS Investor's name on the Schedule of Purchasers, each hereby agreed that, effective upon the Closing, all principal amounts under each such convertible security (each, a "**Convertible Security**") issued to such CS Investor shall be converted into shares of Series Seed Preferred Stock (the "**Conversion Shares**"), and all rights, notice provisions, title and interest arising under each such Convertible Security shall be cancelled, released, extinguished and of no further force or effect. Each CS Investor acknowledged and agreed that any instruments documenting the Convertible Securities are null and void effective as of the Closing. Each CS Investor further acknowledged and agreed that there is no other liability, claim or other indebtedness against the Company or any of its affiliates and that CS Investor has not transferred any interest or claims relating to the indebtedness to any other persons.

4.   COVENANTS OF THE COMPANY AND THE KEY HOLDERS.

4.1   Information Rights.

(a)   _Basic Financial Information_. The Company shall furnish to each Purchaser holding that number of shares equal to or in excess of the quotient determined by dividing (x) the Major Purchaser Dollar Threshold by (y) the Purchase Price, rounded up to the next whole share (a "**Major Purchaser**") and any entity that requires such information pursuant to its organizational documents when available (1) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices; and (2) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal quarter, an unaudited income statement, and an unaudited statement of cash flows, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

(b) Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Purchaser by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights of any Purchaser whom the Company reasonably determines to be a competitor or an officer, employee, director, or holder of ten percent (10%) or more of a competitor. Each Purchaser, other than Draper Associates V, L.P., or its successors and assigns ("**DA**") and Draper Associates Partners V, LLC, or its successors and assigns, shall keep confidential and shall not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any confidential information obtained from the Company pursuant to the terms of this Agreement other than to any of the Purchaser's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Purchaser's investment in the Company.

(c) Inspection Rights. The Company shall permit each Major Purchaser to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such reasonable times as may be requested by such Major Purchaser.

4.2 Additional Rights and Obligations. If the Company issues securities in its next equity financing after the date hereof (the "**Next Financing**") that (a) have rights, preferences or privileges that are more favorable than the terms of the shares of Series Seed Preferred Stock, such as price-based anti-dilution protection, or (b) provide all such future investors other contractual terms such as registration rights, the Company shall provide substantially equivalent rights to the Regulation D Purchasers with respect to the shares of Series Seed Preferred Stock (with appropriate adjustment for economic terms or other contractual rights), subject to such Purchaser's execution of any documents, including, if applicable, investor rights, co-sale, voting, and other agreements, executed by the investors purchasing securities in the Next Financing (such documents, the "**Next Financing Documents**"). Any Major Purchaser will remain a Major Purchaser for all purposes in the Next Financing Documents to the extent such concept exists. The Company shall pay the reasonable fees and expenses, not to exceed $5,000 in the aggregate, of one counsel for the Regulation D Purchasers in connection with the Regulation D Purchasers' review, execution, and delivery of the Next Financing Documents. Notwithstanding anything herein to the contrary, subject to the provisions of Section 9.11, upon the execution and delivery of the Next Financing Documents by Regulation D Purchasers holding a majority of the then-outstanding shares of Series Seed Preferred Stock held by all Purchasers, this Agreement (excluding any then-existing and outstanding obligations) shall be amended and restated by and into such Next Financing Documents and shall be terminated and of no further force or effect. This Section 4.2 shall not apply to Purchasers through the Regulation CF Offering.

4.3 Assignment of Company's Preemptive Rights. The Company shall obtain at or prior to the Closing, and shall maintain, a right of first refusal with respect to transfers of shares of Common Stock by each holder thereof, subject to certain standard exceptions. If the Company elects not to exercise its right of first refusal with respect to a proposed transfer of the Company's outstanding securities by any Key Holder, the Company shall assign such right of first refusal to the Major Purchasers. In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such Key Holder equal to the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Major Purchaser, to (b) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by all Major Purchasers.

4.4 **Reservation of Common Stock**. The Company shall at all times reserve and keep available, solely for issuance and delivery upon the conversion of the Series Seed Preferred Stock, all Common Stock issuable from time to time upon conversion of that number of shares of Series Seed Preferred Stock equal to the Total Series Seed-1 Shares Authorized for Sale plus any Conversion Shares, regardless of whether or not all such shares have been issued at such time.

4.5 **Press Releases**. Any press release issued by the Company with respect to a Deemed Liquidation Event (as defined in the Restated Charter) or financing must name DA as an investor, using language previously provided by or approved by DA.

4.6 **Electronic Share Management System**. The Company shall track on a third-party electronic share management system, such as Carta or Capshare, (1) all shares of Common Stock and Series Seed Preferred Stock and (2) all outstanding options, warrants, and other convertible securities. The Company shall give Purchasers read-only account access to such share management system.

4.7 **Sale of Key Holders' Shares**. The Key Holders each agree to give DA at least 30 days' prior written notice before selling any shares of the Company's stock held by such Key Holder. Such notice shall include the number and type of shares being sold, the price or consideration offered in exchange for such shares, and the name of the purchaser of the shares.

4.8 **Right of Co-Sale**.

(a) <u>Definitions</u>. Capitalized terms used but not defined herein shall have the meanings set forth below.

(i) "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

(ii) "**Proposed Key Holder Transfer**" means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Key Holders.

(iii) "**Proposed Transfer Notice**" means written notice from a Key Holder setting forth the terms and conditions of a Proposed Key Holder Transfer.

(iv) "**Prospective Transferee**" means any person to whom a Key Holder proposes to make a Proposed Key Holder Transfer.

(v) "**Right of Co-Sale**" means the right, but not an obligation, of a Major Purchaser to participate in a Proposed Key Holder Transfer on the terms and conditions specified in the Proposed Transfer Notice.

(vi) "**Transfer Stock**" means shares of capital stock owned by a Key Holder or issued to a Key Holder after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

(b)   Exercise of Right. If any Transfer Stock subject to a Proposed Key Holder Transfer is not purchased by the Company or the Major Purchasers pursuant to their rights of first refusal in Subsection 4.3 above and thereafter is to be sold to a Prospective Transferee, each Major Purchaser may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Key Holder Transfer as set forth in Subsection 4.8(c) below and, subject to Subsection 4.8(e), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Major Purchaser who desires to exercise its Right of Co-Sale (each, a "**Participating Investor**") must give the selling Key Holder written notice to that effect within fifteen (15) days after the deadline for delivery of the Proposed Transfer Notice, and upon giving such notice such Participating Investor shall be deemed to have effectively exercised the Right of Co-Sale.

(c)   Shares Includable. Each Participating Investor may include in the Proposed Key Holder Transfer all or any part of such Participating Investor's capital stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Key Holder Transfer by (ii) a fraction, the numerator of which is the number of shares of capital stock owned by such Participating Investor immediately before consummation of the Proposed Key Holder Transfer and the denominator of which is the total number of shares of capital stock owned, in the aggregate, by all Participating Investors immediately prior to the consummation of the Proposed Key Holder Transfer, plus the number of shares of Transfer Stock held by the selling Key Holder.

(d)   Purchase and Sale Agreement. The Participating Investors and the selling Key Holder agree that the terms and conditions of any Proposed Key Holder Transfer in accordance with this Section 4.8 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Investors and the selling Key Holder further covenant and agree to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Agreement.

(e)   Allocation of Consideration.

(i)   Subject to Subsection 4.8(e)(ii), the aggregate consideration payable to the Participating Investors and the selling Key Holder shall be allocated based on the number of shares of capital stock sold to the Prospective Transferee by each Participating Investor and the selling Key Holder as provided in Subsection 4.8(c), provided that if a Participating Investor wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii)   In the event that the Proposed Key Holder Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Investors and the selling Key Holder in accordance with Section 1 of Article V(B) of the Restated Charter as if (A) such transfer were a Deemed Liquidation Event (as defined in the Restated Charter), and (B) the capital stock sold in accordance with the Purchase and Sale Agreement were the only capital stock outstanding.

(f)   Purchase by Selling Key Holder; Deliveries. Notwithstanding Subsection 4.8(d) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Investor or Investors or upon the failure to negotiate a Purchase and Sale Agreement satisfactory to the Participating Investors, no Key Holder may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Investor or Investors on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed

Transfer Notice and as provided in Subsection 4.8(e)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the selling Key Holder to such Participating Investor or Investors shall be made in accordance with Subsection 4.8(e)(ii). In connection with such purchase by the selling Key Holder, such Participating Investor or Investors shall deliver to the selling Key Holder any stock certificate or certificates, properly endorsed for transfer, representing the capital stock being purchased by the selling Key Holder (or request that the Company effect such transfer in the name of the selling Key Holder). Any such shares transferred to the selling Key Holder will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the selling Key Holder shall concurrently therewith remit or direct payment to each such Participating Investor the portion of the aggregate consideration to which each such Participating Investor is entitled by reason of its participation in such sale as provided in this Subsection 4.8(f).

(g)   Additional Compliance. If any Proposed Key Holder Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Key Holders proposing the Proposed Key Holder Transfer may not sell any Transfer Stock unless they first comply in full with each provision of this Section 4.8. The exercise or election not to exercise any right by any Major Purchaser hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Section 4.8.

(h)   Effect of Failure to Comply.

(i)   Transfer Void; Equitable Relief. Any Proposed Key Holder Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

(ii)   Violation of Co-Sale Right. If any Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Major Purchaser who desires to exercise its Right of Co-Sale under Section 4.8 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Key Holder to purchase from such Major Purchaser the type and number of shares of capital stock that such Major Purchaser would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Section 4.8. The sale will be made on the same terms, including, without limitation, as provided in Subsection 4.8(e)(i) and Subsection 4.8(e)(ii), as applicable, and subject to the same conditions as would have applied had the Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Major Purchaser learns of the Prohibited Transfer, as opposed to the timeframe prescribed in Section 4.8. Such Key Holder shall also reimburse each Major Purchaser for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Major Purchaser's rights under Section 4.8.

(i)   Exempt Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 4.8 shall not apply (a) in the case of a Key Holder that is an entity, upon a transfer by such Key Holder to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Key Holder by the Company at a price no greater than that originally paid by such Key Holder for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board, or (c) in the case of a Key Holder that is a natural person, upon a transfer of Transfer Stock by such Key Holder made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Key Holder (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative approved by unanimous consent of the Board, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Key Holder or any such family members; provided that in the case of clause(s) (a) or (c), the Key Holder shall deliver prior written notice to the Major Purchasers of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as a Key Holder (but only with respect to the securities so transferred to the transferee), including the obligations of a Key Holder with respect to Proposed Key Holder Transfers of such Transfer Stock pursuant to Section 4.8.

4.9 **Key Holder Legends**. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or issued to any permitted transferee in connection with a transfer permitted by Section 4.8 hereof shall be notated with the legend below. Each Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to below to enforce the provisions of this Agreement, and the Company agrees to promptly do so.

"THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A SERIES SEED PREFERRED STOCK INVESTMENT AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION."

4.10 **Exempted Offerings**. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 4.8 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act; or (b) pursuant to a Deemed Liquidation Event (as defined in the Restated Charter).

4.11 **Intention to Share in any Deemed Liquidation Event**. The Key Holders each acknowledge that it is a necessary, fundamental and critical prerequisite for any investment by the Purchasers that the parties fully agree and acknowledge that each stockholder's share of the proceeds of any Deemed Liquidation Event (as defined in the Restated Charter) shall be allocated in accordance with the Restated Charter. The Key Holders each covenant and agree that it will not subvert this intention by agreeing to any structure for a Deemed Liquidation Event which would provide a special or preferential payment to any Key Holder, whether classified as compensation, bonus, finder's fee, a special earn-out, Tokens or otherwise. In furtherance of and not in limitation of the foregoing, to the extent a Key Holder enters into an agreement regarding future compensation in conjunction with a Deemed Liquidation Event, any amounts in excess of market compensation shall be conclusively deemed to be consideration for the Deemed Liquidation Event and such amounts shall be reallocated to the stockholders of the Company in accordance with the Restated Charter.

4.12 **Crowdfunding**. The Company agrees that 1,377,262 shares of Series Seed-1 Preferred Stock, two percent of which has been authorized to be paid to OpenDeal Protal LLC dba Republic as consideration for its fee in assisting with this Offering, representing the Series Seed-1 Preferred Stock that is authorized but not issued and sold by the Company at the Closing, shall be reserved solely for issuance to Prime Trust, LLC ("**Prime Trust**") via an Omnibus Series Seed Preferred Stock Investment Agreement ("Omnibus **Series Seed Preferred Stock Investment Agreement**") in a form that must be approved by DA, with Prime Trust serving as custodian to the beneficiaries underlying the Omnibus Series Seed Preferred Stock Investment Agreement. In connection with the issuance of Series Seed-1 Preferred Stock to Prime Trust, the Company and Prime Trust will execute counterpart signature pages to this Agreement and Prime Trust and the underlying beneficiaries of the Omnibus Series Seed Preferred Stock Investment Agreement (collectively, the "**Crowd Parties**") will, upon delivery by Prime Trust and acceptance by the Company of Prime Trust's signature page and delivery of the Purchase Price by Prime Trust to the Company, become a party to, and bound by, Sections 5 and 7 of this Agreement to the same extent as if the Crowd Parties had been Purchasers at the Closing and the Crowd Parties shall be deemed to be Purchasers for all purposes under Sections 5 and 7 of this Agreement as of the date of acceptance of Prime Trust's signature page by the Company.

5. <u>RESTRICTIONS ON TRANSFER; DRAG ALONG</u>.

5.1 <u>**Limitations on Disposition**</u>. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the shares of Series Seed Preferred Stock and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "<u>**Securities**</u>") or any assignee of record of Securities (each such person, a "<u>**Holder**</u>") shall not make any disposition of all or any portion of any Securities unless:

(a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(b) such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act. Notwithstanding the provisions of Sections 5.1(a) and (b), no such registration statement or opinion of counsel will be required: (i) for any transfer of any Securities in compliance with the Securities and Exchange Commission's Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation, or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company, or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member, or stockholder, or (iii) for the transfer without additional consideration or at no greater than cost by gift, will, or intestate succession by any Holder to the Holder's spouse or lineal descendants or ancestors or any trust for any of the foregoing; <u>provided</u> that, in the case of clauses (ii) and (iii), the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Purchaser under this Agreement.

5.2 <u>**"Market Stand-Off" Agreement**</u>. To the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act. In no event will the restricted period extend beyond 215 days after the effective date of the registration statement. For purposes of this Section 5.2, "Company" includes any wholly-owned subsidiary of the Company into which the Company merges or consolidates. The Company may place restrictive legends on the certificates representing the shares subject to this Section 5.2 and may impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder shall enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

5.3 **Drag Along Right**. If a Deemed Liquidation Event (as defined in the Restated Charter) is approved by each of (i) the holders of a majority of the shares of Common Stock then-outstanding (other than those issued or issuable upon conversion of the shares of Series Seed Preferred Stock), (ii) the holders of a majority of the shares of Common Stock then issued or issuable upon conversion of the shares of Series Seed Preferred Stock then-outstanding, which majority shall include the Requisite Holders (as defined in the Restated Charter), and (iii) the Board, then each Stockholder shall vote (in person, by proxy or by action by written consent, as applicable) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by such Stockholder (collectively, the "**Shares**") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section 5.3, including executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances) and any similar or related documents. The obligation of any party to take the actions required by this Section 5.3 will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or stockholder of the Company holding more than 10% of the voting power of the Company. "**Stockholder**" means each Holder and Key Holder, and any transferee thereof.

5.4 **Exceptions to Drag Along Right**. Notwithstanding the foregoing, a Stockholder need not comply with Section 5.3 above in connection with any proposed Deemed Liquidation Event (the "**Proposed Sale**") unless:

(a) any representations and warranties to be made by the Stockholder in connection with the Proposed Sale are limited to representations and warranties related to authority, ownership and the ability to convey title to such Shares, including representations and warranties that (i) the Stockholder holds all right, title and interest in and to the Shares the Stockholder purports to hold, free and clear of all liens and encumbrances, (ii) the obligations of the Stockholder in connection with the transaction have been duly authorized, if applicable, (iii) the documents to be entered into by the Stockholder have been duly executed by the Stockholder and delivered to the acquirer and are enforceable against the Stockholder in accordance with their respective terms and, (iv) neither the execution and delivery of documents to be entered into in connection with the transaction, nor the performance of the Stockholder's obligations thereunder, will cause a breach or violation of the terms of any agreement, law, or judgment, order, or decree of any court or governmental agency;

(b) the Stockholder will not be liable for the inaccuracy of any representation or warranty made by any other person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties, and covenants of the Company as well as breach by any stockholder of any identical representations, warranties and covenants provided by all stockholders);

(c) the liability for indemnification, if any, of the Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any identical representations, warranties, and covenants provided by all stockholders), and except as required to satisfy the liquidation preference of the Series Seed Preferred Stock, if any, is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale;

(d)   liability will be limited to the Stockholder's applicable share (determined based on the respective proceeds payable to each Stockholder in connection with the Proposed Sale in accordance with the provisions of the Restated Charter) of a negotiated aggregate indemnification amount that applies equally to all Stockholders but that in no event exceeds the amount of consideration otherwise payable to the Stockholder in connection with the Proposed Sale, except with respect to claims related to fraud by the Stockholder, the liability for which need not be limited as to the Stockholder;

(e)   upon the consummation of the Proposed Sale, (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock unless the holders of at least a majority of Series Seed Preferred Stock elect otherwise, (ii) each holder of a series of Series Seed Preferred Stock will receive the same amount of consideration per share of such series of Series Seed Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv) unless the holders of at least a majority of the Series Seed Preferred Stock elect to receive a lesser amount, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Restated Charter in effect immediately prior to the Proposed Sale.

6.   **PARTICIPATION RIGHT**.

6.1   General.   Each Major Purchaser other than DA (each, a "**Pro Rata Major Purchaser**") has the right of first refusal to purchase the Pro Rata Major Purchaser's Pro Rata Share (as defined below) of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, the Pro Rata Major Purchaser will have no right to purchase any such New Securities if the Pro Rata Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Pro Rata Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Pro Rata Major Purchaser's "**Pro Rata Share**" means the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock owned by such Pro Rata Major Purchaser, to (b) the Fully-Diluted Share Number.

6.2   DA's Participation Right.   DA has the right of first refusal to purchase up to twenty-five percent (25%) (the "**DA Share**") of any New Securities (as defined below) that the Company may from time to time issue after the date of this Agreement, provided, however, DA will have no right to purchase any such New Securities if DA cannot demonstrate to the Company's reasonable satisfaction that DA is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act.

6.3   New Securities.   "**New Securities**" means any Common Stock or Preferred Stock, whether now authorized or not, and rights, options or warrants to purchase Common Stock or Preferred

Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into Common Stock or Preferred Stock; provided, however, that "New Securities" does not include: (a) shares of Common Stock issued or issuable upon conversion of any outstanding shares of Preferred Stock; (b) shares of Common Stock or Preferred Stock issuable upon exercise of any options, warrants, or rights to purchase any securities of the Company outstanding as of the Agreement Date and any securities issuable upon the conversion thereof; (c) shares of Common Stock or Preferred Stock issued in connection with any stock split or stock dividend or recapitalization; (d) shares of Common Stock (or options, warrants or rights therefor) granted or issued after the Agreement Date to employees, officers, directors, contractors, consultants or advisers to, the Company or any subsidiary of the Company pursuant to incentive agreements, stock purchase or stock option plans, stock bonuses or awards, warrants, contracts or other arrangements that are approved by the Board; (e) shares of the Company's Series Seed Preferred Stock issued pursuant to this Agreement; (f) any other shares of Common Stock or Preferred Stock (and/or options or warrants therefor) issued or issuable primarily for other than equity financing purposes and approved by the Board; and (g) shares of Common Stock issued or issuable by the Company to the public pursuant to a registration statement filed under the Securities Act.

6.4   Procedures. If the Company proposes to undertake an issuance of New Securities, it shall give notice to DA and each Pro Rata Major Purchaser of its intention to issue New Securities (the "**Notice**"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue the New Securities. DA and each Pro Rata Major Purchaser will have (10) days from the date of notice, to agree in writing to purchase DA's DA Share or such Major Purchaser's Pro Rata Share, as applicable, of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed DA's DA Share or such Major Purchaser's Pro Rata Share, as applicable).

6.5   Failure to Exercise. If the Major Purchasers fail to exercise in full the right of first refusal within the 10-day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within the 120-day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Purchasers pursuant to this Section 6.

7.   ELECTION OF BOARD OF DIRECTORS.

7.1   Voting; Board Composition. Subject to the rights of the stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, each Stockholder shall vote (or consent pursuant to an action by written consent of the stockholders) all shares of capital stock of the Company now or hereafter directly or indirectly owned of record or beneficially by the Stockholder (the "**Voting Shares**"), or to cause the Voting Shares to be voted, in such manner as may be necessary to elect (and maintain in office) as the members of the Board:

(a)   that number of individuals, if any, equal to the Common Board Member Count (collectively, the "**Common Board Designees**") designated from time to time in a writing delivered to the Company and signed by Common Control Holders who then hold shares of issued and outstanding Common Stock of the Company representing a majority of the voting power of all issued and outstanding shares of Common Stock then held by all Common Control Holders; and (b)　　　that number of individuals, if any, equal to the Series Seed Board Member Count (collectively, the "**Series Seed Board Designees**") designated from time to time in a writing delivered to the Company and signed by DA. The Series Seed Board Designee seat shall initially be vacant.

Subject to the rights of the stockholders of the Company to remove a director for cause in accordance with applicable law, during the term of this Agreement, a Stockholder shall not take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal or designation of a Board Designee is approved in a writing signed by the parties entitled to designate the Board Designee. Each Stockholder hereby appoints, and shall appoint, the then-current Chief Executive Officer of the Company, as the Stockholder's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all shares of the Company's capital stock held by the Stockholder as set forth in this Agreement and to execute all appropriate instruments consistent with this Agreement on behalf of the Stockholder if, and only if, the Stockholder (a) fails to vote or (b) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of the Stockholder's Voting Shares or execute such other instruments in accordance with the provisions of this Agreement within five days of the Company's or any other party's written request for the Stockholder's written consent or signature. The proxy and power granted by each Stockholder pursuant to this Section are coupled with an interest and are given to secure the performance of the Stockholder's duties under this Agreement. Each such proxy and power will be irrevocable for the term of this Agreement. The proxy and power, so long as any Stockholder is an individual, will survive the death, incompetency and disability of such Stockholder and, so long as any Stockholder is an entity, will survive the merger or reorganization of the Stockholder or any other entity holding Voting Shares.

7.2　　　**Observer Rights**. As long as DA owns any shares of the Series Seed Preferred Stock (or an equivalent amount of Common Stock issued upon conversion thereof), the Company shall invite a representative of DA to attend all meetings of its Board of Directors in a nonvoting observer capacity and, in this respect, shall give such representative copies of all notices, minutes, consents, and other materials that it provides to its directors at the same time and in the same manner as provided to such directors; provided, however, that the Company reserves the right to withhold any information and to exclude such representative from any meeting or portion thereof if access to such information or attendance at such meeting could adversely affect the attorney-client privilege between the Company and its counsel or result in disclosure of trade secrets.

8.　　　**TOKEN OFFERINGS**.

8.1　　　**Definitions**.

(a)　　　"**Applicable IP**" means any intellectual property (including, without limitation, any trademarks, patents, developments, concepts, designs, ideas, know how, improvements, inventions, trade secrets, and/or original works of authorship, whether or not patentable, copyrightable or otherwise legally protectable).

(b)　　　"*Pro rata*" for purposes of this Section 8, will be calculated based on the ratio of (1) the number of shares of the Company's Common Stock owned by the Purchaser on a fully diluted, as-converted basis immediately prior to the Token Offering to (2) the total number of outstanding shares of the Company's Common Stock on a fully-diluted, as-converted basis, calculated as of immediately prior to the Token Offering.

(c)　　　"**Team Tokens**" means Tokens, without duplication, granted and/or issued to: (i) any individual and/or entity who did not purchase such Tokens with fiat currency or other Tokens with a recognized market value (including, but not limited to, bitcoin and ether), (ii) the Company,

(iii) its officers and/or directors, (iv) employees of the Company and/or of any Token Affiliate, (v) independent contractors of the Company and/or of any Token Affiliate who develop any Applicable IP for, or assign any Applicable IP to, the Company and/or any Token Affiliate or who otherwise engage in promotion, marketing, and/or development in exchange for Tokens, (vi) the Key Holders, (vii) the Purchasers, solely to the extent of Tokens allocated to the Purchasers pursuant to this Agreement, and (viii) any person, entity or firm which, directly or indirectly, controls, is controlled by or is under common control with any of the foregoing, or which includes any of the foregoing as a direct or indirect beneficial owner.

(d) "**Token Affiliate**" means any individual or entity (including, without limitation, any foundation):

(i) that receives from the Company a license of Applicable IP and uses such Applicable IP (1) to effect a Token Offering; or (2) in connection with the sale, grant, or distribution of Tokens;

(ii) to which any of the Key Holders or officers of the Company render services (or, if an entity, in which any of the Key Holders or officers of the Company own an interest) and that uses Applicable IP that the Company has released under any free software or open source license, (1) to effect a Token Offering, or (2) in connection with the sale, grant, or distribution of Tokens;

(iii) that is any person, entity or firm which, directly or indirectly, controls, is controlled by or is under common control with the Company, including, without limitation, any entity of which the Company is a partner or member; and/or

(iv) that is a Key Holder, officer, director and/or employee of the Company; provided, however, that an officer, director or employee of the Company would not be considered a "Token Affiliate" to the extent that the Token or Tokens received by such officer, director, or employee (x) are not related in any way to the Company or its business as conducted and as presently proposed to be conducted, and (y) do not involve any Applicable IP of the Company.

(e) "**Token Offering**" means the sale, grant, or distribution of Tokens in exchange for a delivery of purchase price, a contribution, or any other items of value, including other Tokens; provided, however, that the grant or distribution of some Tokens for no consideration shall not disqualify a Token Offering from being considered as such. Token Offerings may not be available for public offerings, so Subscribers through the Regulation CF Offering may not be able to participate.

(f) "**Token**" means any (i) cryptocurrencies, decentralized application tokens, protocol tokens, cryptographic digital tokens or coins, virtual currencies, blockchain-based assets or other similar digital assets, (ii) instruments or securities exchangeable, exercisable or convertible into the items in the foregoing clause (i), or (iii) instruments, securities, documents, agreements, understandings, contracts or arrangements that provide for the right to receive the items in the foregoing clause (i).

8.2 **Token Offering Covenants**. If the Company or any Token Affiliate of the Company manages or otherwise effects a Token Offering, then prior to (1) the sale, grant or issuance of any Tokens for the beneficial ownership of any Key Holder or officer of the Company whether prior to or in connection with such Token Offering, or (2) any payments to the Key Holders or officers of the Company by a Token Affiliate (for any purpose, including, but not limited to, in exchange for services or as purchase price for any assets sold by a Key Holder or officer to a Token Affiliate), the Company shall first obtain the consent of the Requisite Holders (as defined in the Restated Charter). For the avoidance of doubt, prior to licensing any Applicable IP to any potential Token Affiliate or permitting any Key Holder or officer of the Company to be employed by or otherwise render services to a potential Token Affiliate, the Company shall ensure that such Token Affiliate shall be required to obtain this consent.

8.3 **Token Offering Expectations**. The Requisite Holders (as defined in the Restated Charter) expect to provide such consent if (i) each Purchaser receives, for no additional consideration and free of restrictions on transfer except for a lockup that expires at such time that any Team Token is transferable, its *pro rata* share of the total number of Team Tokens; (ii) the Purchasers' Tokens shall be in their actual custody (*e.g.*, shall not be held by the Company or any Token Affiliate for the benefit of the Purchasers); and (iii) the Company and the Key Holders will provide each Purchaser with written notice of the grant or issuance of any Team Token, together with a copy of all documentation relating to such grant or issuance.

9. **GENERAL PROVISIONS**.

9.1 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties to this Agreement or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No Stockholder may transfer Shares unless each transferee agrees to be bound by the terms of this Agreement.

9.2 **Governing Law**. This Agreement is governed by the Governing Law, regardless of the laws that might otherwise govern under applicable principles of choice of law.

9.3 **Counterparts; Facsimile or Electronic Signature**. This Agreement may be executed and delivered by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

9.4 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. References to sections or subsections within this set of Agreement Terms shall be deemed to be references to the sections of this set of Agreement Terms contained in Exhibit B to the Agreement, unless otherwise specifically stated herein.

9.5 **Notices**. All notices and other communications given or made pursuant to this Agreement must be in writing and will be deemed to have been given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile or electronic mail during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications must be sent to the respective parties at their address as set forth on the signature page or Schedule 1, or to such address, facsimile number or electronic mail address as subsequently modified by written notice given in accordance with this Section 9.5.

9.6 **No Finder's Fees**. Each party severally represents to the other parties that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Purchaser shall indemnify, defend, and hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Purchaser or any of its officers, employees, or representatives is responsible. The Company shall indemnify, defend, and hold harmless each Purchaser from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

9.7 **Attorneys' Fees**. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party will be entitled to reasonable attorneys' fees, costs, and necessary disbursements in addition to any other relief to which the party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of the Agreement; provided, however, that the Company shall, at the Closing, reimburse the fees and expenses of one counsel for Purchasers, for a flat fee equal to the Purchaser Counsel Reimbursement Amount.

9.8 **Amendments and Waivers**. Any term of this Agreement may be amended, terminated or waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and the Requisite Holders (as defined in the Restated Charter); provided, however, that (i) any amendment to Section 7.1(a) will also require the additional written consent of the holders of a majority of the outstanding shares of the Company's Common Stock then held by all of the Common Control Holders, (ii) Sections 4.1(b), 4.11, 4.12, 6.2, 7.1(b), 7.2, 8 and this Section 9.8(ii) shall only be amended, terminated or waived with the additional prior written consent of DA and (iii) Sections 4, 6 and this Section 9.8(iii) shall only be amended, terminated or waived with the additional prior written consent of the Major Purchasers holding a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Series Seed Preferred Stock then held by all of the Major Purchasers. Notwithstanding the foregoing, the addition of a party to this Agreement pursuant to a transfer of Shares in accordance with Section 9.1 will not require any further consent. Any amendment or waiver effected in accordance with this Section 9.8 will be binding upon the Purchasers, the Key Holders, each transferee of the shares of Series Seed Preferred Stock (or the Common Stock issuable upon conversion thereof) or Common Stock from a Purchaser or Key Holders, as applicable, and each future holder of all such securities, and the Company. It is specifically intended that entering into the Next Financing Agreements in a form substantially similar to the form agreements set as forth as Model Legal Documents on http://www.nvca.org shall be considered an amendment to this Agreement provided that it is done in accordance with this Section 9.8.

9.9 **Severability**. The invalidity or unenforceability of any provision of this Agreement will in no way affect the validity or enforceability of any other provision.

9.10 **Delays or Omissions**. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, will impair any such right, power or remedy of such non-breaching or non-defaulting party nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, are cumulative and not alternative.

9.11 **Termination**. Unless terminated earlier pursuant to the terms of this Agreement, (x) the rights, duties and obligations under Sections 4, 6 and 7 will terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act, (y) notwithstanding anything to the contrary herein, this Agreement (excluding any then-existing obligations) will terminate upon the closing of a Deemed Liquidation Event (as defined in the Restated Charter) and (z) notwithstanding anything to the contrary herein, Section 1, Section 2, Section 3, Section 4.1(b), Section 8, and this Section 9 will survive any termination of this Agreement.

9.12 **Dispute Resolution**. Each party (a) hereby irrevocably and unconditionally submits to the personal jurisdiction of the Dispute Resolution Jurisdiction for the purpose of any suit, action, or other proceeding arising out of or based upon this Agreement; (b) shall not commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Dispute Resolution Jurisdiction; and (c) hereby waives, and shall not assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject to the personal jurisdiction of the Dispute Resolution Jurisdiction, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, or the subject matter hereof and thereof may not be enforced in or by the Dispute Resolution Jurisdiction.

9.13 **Aggregation of Stock**. All Shares held or acquired by affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement and such affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

THE COMPANY:

VIVOSENS INC.

By: _____
Miray Tayfun
CEO

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

KEY HOLDERS:

Name:	Miray Tayfun	Name:	Gözde Büyükacaroğlu
By:		By:	
Name:	Ali Atasever	Name:	George Radman
By:		By:	

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

PURCHASER:

PRIME TRUST, LLC
By: Whitney White
Its: Executive Trust Officer

Address: 330 S. Rampart Blvd. Ste. 260,
                  Las Vegas, Nevada, 89145, United States

Fax: (702) 840-4000

EXHIBIT C

FORM OF RESTATED CHARTER

[*Distributed Separately*]

DISCLOSURE SCHEDULE

This Disclosure Schedule (this "**Disclosure Schedule**") is delivered by the Company in connection with the sale of shares of the Company's Series Seed Preferred Stock on or about the Agreement Date by the Company. This Disclosure Schedule is arranged in sections corresponding to the numbered and lettered sections contained in Exhibit B of the Agreement, and the disclosures in any section of this Disclosure Schedule qualify other sections in Exhibit B of the Agreement to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections. Where any representation or warranty is limited or qualified by the materiality of the matters to which the representation or warranty are given, the inclusion of any matter in this Disclosure Schedule does not constitute an admission by the Company that such matter is material. Unless otherwise defined herein, any capitalized terms in this Disclosure Schedule have the same meanings assigned to those terms in the Agreement. Nothing in this Disclosure Schedule constitutes an admission of any liability or obligation of the Company to any third party, or an admission against the Company's interests.

Section 2.1:
The Company has not yet been qualified to transact business in the State of California, but will do so as a post-closing matter if required pursuant to applicable regulations.

Section 2.2(c):
The vesting and acceleration terms of the Restricted Stock Purchase Agreement of Miray Tayfun, dated September 29, 2017 (the "Tayfun RSPA"), are as follows:
- The vesting commencement date is September 29, 2017.
- The number of shares of Common Stock that have vested as of the date of this Agreement is 3,087,500. The number of shares that remain subject to vesting as of the date of this Agreement is 2,612,500.
- If, within twelve (12) months following a Change in Control (as defined in the Tayfun RSPA), the service relationship is terminated (i) by the Company without Cause (as defined in the Tayfun RSPA) or (ii) by Mr. Tayfun for Good Reason (as defined in the Tayfun RSPA), then the vesting schedule of the shares of Common Stock shall be accelerated such that 100% of such shares then subject to the Company's Repurchase Option (as defined in the Tayfun RSPA) shall immediately become vested and free from the Repurchase Option on the date of such termination.

The vesting and acceleration terms of the Restricted Stock Purchase Agreement of Gözde Büyükacaroğlu, dated September 29, 2017 (the "Büyükacaroğlu RSPA"), are as follows:
- The vesting commencement date is September 29, 2017.
- 1,462,500 of the shares of Common Stock have vested as of the date of this Agreement. The number of shares that remain subject to vesting as of the date of this Agreement is 1,237,500.

If, within twelve (12) months following a Change in Control (as defined in the Büyükacaroğlu RSPA), the service relationship is terminated (i) by the Company without Cause (as defined in the Büyükacaroğlu RSPA) or (ii) by Ms. Büyükacaroğlu for Good Reason (as defined in the Büyükacaroğlu RSPA), then the vesting schedule of the shares of Common Stock shall be accelerated such that 100% of such shares then subject to the Company's Repurchase Option (as defined in the Büyükacaroğlu

RSPA) shall immediately become vested and free from the Repurchase Option on the date of such termination.

The vesting and acceleration terms of the Restricted Stock Purchase Agreement of Ali Atasever, dated December 15, 2018 (the "Atasever RSPA"), are as follows:
- The vesting commencement date is December 15, 2018.
- 150,000 of the shares of Common Stock have vested as of the date of this Agreement. The number of shares that remain subject to vesting as of the date of this Agreement is 450,000.

If, within twelve (12) months following a Change in Control (as defined in the Atasever RSPA), the service relationship is terminated (i) by the Company without Cause (as defined in the Atasever RSPA) or (ii) by Mr. Atasever for Good Reason (as defined in the Atasever RSPA), then the vesting schedule of the shares of Common Stock shall be accelerated such that 100% of such shares then subject to the Company's Repurchase Option (as defined in the Atasever RSPA) shall immediately become vested and free from the Repurchase Option on the date of such termination.

The vesting and acceleration terms of the Restricted Stock Purchase Agreement of George Radman, dated January 18, 2019 (the "Radman RSPA"), are as follows:
- The vesting commencement date is January 18, 2019.
- None of the shares of Common Stock have vested as of the date of this Agreement. The number of shares that remain subject to vesting as of the date of this Agreement is 500,000.
- If, within twelve (12) months following a Change in Control (as defined in the Radman RSPA), the service relationship is terminated (i) by the Company without Cause (as defined in the Radman RSPA) or (ii) by Mr. Radman for Good Reason (as defined in the Radman RSPA), then the vesting schedule of the shares of Common Stock shall be accelerated such that 100% of such shares then subject to the Company's Repurchase Option (as defined in the Radman RSPA) shall immediately become vested and free from the Repurchase Option on the date of such termination.

Section 2.3: The Company owns 100% of the equity of Vivosens Biyoteknoloji Ar-Ge Sanayi ve Ticaret Limited Company, a Turkish limited company with an address at Reşitpaşa, 34467 Sarıyer/İstanbul, Türkiy.

Section 2.8: Each of George Radman and Ali Atasever has not filed an election under Section 83(b) as he is not an U.S. citizen or resident of any U.S. State, respectively.

FORM OF PROXY

Irrevocable Proxy

Reference is hereby made to a certain Subscription Agreement ("***Subscription Agreement***") and Omnibus Series Seed Preferred Stock Investment Agreement dated January 14, 2020 between Vivosens Inc., a Delaware corporation (the "***Company***") and Prime Trust, LLC, as custodian and trustee ("***Prime Trust***"), in which the undersigned (the "***Holder***") holds a beneficial interest. In connection with the Holder's beneficial interest in the Series Seed Preferred Stock Investment Agreement pursuant to the Subscription Agreement and the Omnibus Series Seed Preferred Stock Investment Agreement, the Holder and Prime Trust hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    a. With respect to all of the securities issued by the Company in which Prime Trust acts as custodian for the Holder as of the date of this irrevocable proxy or any subsequent date (the "***Shares***"), the Holder hereby grants to Prime Trust an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that Prime Trust may determine in its sole and absolute discretion. For the avoidance of doubt, Prime Trust, as the custodial holder ("***Custodial Holder***") of the irrevocable proxy (rather than the Holder), will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote by order of law. Prime Trust, as the Custodial Holder, hereby agrees to vote with respect to the Shares, if any, consistently with the majority of the Capital Stock on which such Shares are based. This proxy revokes any other proxy granted by the Holder at any time with respect to the Shares.

    b. The Custodial Holder shall have no additional or implied duty, liability or obligation whatsoever to the Holder arising out of the Custodial Holder's exercise of this irrevocable proxy. The Holder expressly acknowledges and agrees that (i) the Holder will not impede the exercise of the Custodial Holder's rights under this irrevocable proxy and (ii) the Holder waives and relinquishes any claim, right or action the Holder might have, as a stockholder of the Company or otherwise, against the Custodial Holder or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

    c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. **Legend**. The Holder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. **Representations and Warranties**. The Holder represents and warrants to the Custodial Holder as follows:

   a. The Holder has the all necessary rights, power and authority to execute, deliver and perform the Holder's obligations under this irrevocable proxy. This irrevocable proxy has been duly executed and delivered by the Holder and constitutes such Holder's legal and valid obligation enforceable against the Holder in accordance with its terms.

   b. There are no proxies, voting trusts or other agreements or understandings to which such Holder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Holder has not entered into any agreement or arrangement inconsistent with this irrevocable proxy.

4. **Equitable Remedies**. The Holder acknowledges that irreparable damage would result if this irrevocable proxy is not specifically enforced and that, therefore, the rights and obligations of the Custodial Holder may be enforced by a decree of specific performance issued by arbitration pursuant to the Subscription Agreement and the Omnibus Series Seed Preferred Stock Investment Agreement, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Custodial Holder may otherwise have available.

5. **Defined Terms.** All terms defined in this irrevocable proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Omnibus Series Seed Preferred Stock Investment Agreement.

6. **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) Holder and (ii) Custodial Holder.

7. **Assignment**.

   a. In the event the Holder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Holder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Custodial Holder substantially identical to this irrevocable proxy.

   b. The Custodial Holder may transfer its rights as the custodial holder under this instrument after giving prior written notice to the Holder *provided* such assignee must be a qualified trustee and custodian.

8. **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this irrevocable proxy to be duly executed and delivered.

INVESTOR:

By:_____
    Name: <mark>[Investor Name]</mark>
    Date:

Prime Trust, LLC

By: _____
    Name: Whitney White
    Title: Authorized Signatory
    Date:

EXHIBIT F

Video Transcript

Miray: Hello, I'm Miray, the co founder and the CEO of Vivoo. I'm a young and health conscious woman with various degrees with bio-sciences. For a couple of years I was in a constant search for accessible and personalized health and wellness advice to stay healthy, fit and strong. But after all of my search, I realized that health and wellness market is super expensive. On top of that it lacks accuracy and personalization. So I decided to take the matters into my own hands, and came together with my co founders to create a solution which is accurate, personal and, more importantly, affordable. We put more than 50 years of combined engineering, marketing and nutrition experience behind Vivoo. Vivoo is the first wellness application that communicates with your body data through a simple urine test. Looks like this.

Miray: On top of that, Vivoo app provides personalized and actionable nutrition and lifestyle advice based on your body's needs. We created Vivoo to build a community of people who will benefit from meticulous and personalized health and wellness advice, and this community starts with you, our investors. In addition to be a part of this brilliant idea, you will be getting crowd shares and amazing perks. We need your help to get to the next stage of our growth. I can't wait for you to join our Vivoo family by becoming an investor. Now, I would love for you to take a peek at our teaser video, which is going to start just in a second. Enjoy.

Speaker 2: Has an app ever asked you to pee on a stick before to get to know you better? It might sound a bit weird for a first meeting, but Vivoo has a good reason to ask. Today, there are thousands of decisions to make when it comes to maintaining a healthy lifestyle. We use mobile apps, explore alternative diets, play sports, exercise, and much more. However, which one of these methods are tailored to our bodies? In order to answer this question, we need to look deeper within ourselves and that's exactly what Vivoo does.

Speaker 2: The strips' unique colored indicators allow Vivoo to analyze your urine weekly, using eight different parameters. All you have to do is pee on the stick, wait two minutes, and take the photo with the Vivoo app. It's that simple. Just in seconds, your results will show how much water you'll need to drink. Your pH levels, your immune system values, whether you may have a urinary tract infection, and so much more. In short, you'll receive personalized nutrition and lifestyle advice that your body needs. Once more, all of this information is especially prepared by expert nutritionists, dieticians, and doctors. If you're ready to learn more about your body and want a healthy living guide unique to you, visit Vivoo.io, and order your new wellness assistant now. Vivoo.